SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP
TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Corporate Legislation
Voluntary Resubmission	December 31, 2009

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	2 - DISTRICT Pinheiros

3 - ZIP CODE 05425-070	4 - CITY São Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9168	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 - FAX 3025-9217	14 - FAX -

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 8501 - 19º andar	3 - DISTRICT Pinheiros

4 - ZIP CODE 05425-070	5 - CITY São Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9168	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 - FAX 3025-9191	15 - FAX -

16 - E-MAIL ri@gafisa.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 - DATE OF THE FISCAL YEAR BEGINNING	2 - DATE OF THE FISCAL YEAR END
1- Last	01/01/2009	12/31/2009
2 - Next to last	01/01/2008	12/31/2008
3 - Last but two	01/01/2007	12/31/2007
4 - INDEPENDENT ACCOUNTANT Terco Grant Thornton Auditores Independentes Soc. Simples		5 - CVM CODE 00635-1
6 - PARTNER IN CHARGE Daniel Gomes Maranhão Junior		7 - PARTNER’S CPF (Individual Tax ID) 070.962.868-45

Pág: 1

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2009	2 12/31/2008	3 12/31/2007
Paid-in Capital
1 - Common	167,077	133,088	132,577
2 - Preferred	0	0	0
3 - Total	167,077	133,088	132,577
Treasury share
4 - Common	300	3,125	3,125
5 - Preferred	0	0	0
6 - Total	300	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - INVESTOR RELATIONS OFFICER

1- DATE 02/20/2010	2 – SIGNATURE

Pág: 2

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1	Total Assets	5,675,441	3,976,789	2,822,998
1.01	Current Assets	2,551,038	2,041,545	1,697,583
1.01.01	Available funds	773,479	172,127	393,637
1.01.01.01	Cash and banks	27,129	15,499	16,806
1.01.01.02	Financial Investments	746,350	156,628	376,831
1.01.02	Credits	911,333	785,025	275,930
1.01.02.01	Trade accounts receivable	911,333	785,025	275,930
1.01.02.01.01	Receivables from clients of developments	784,639	715,176	251,592
1.01.02.01.02	Receivables from clients of construction and services rendered	94,094	53,873	24,338
1.01.02.01.03	Other Receivables	32,600	15,976	0
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventory	604,128	778,203	562,051
1.01.03.01	Properties for sale	604,128	778,203	562,051
1.01.04	Other	262,098	306,190	465,965
1.01.04.01	Expenses with sales to incorporate	424	3,079	1,879
1.01.04.02	Other receivables	245,246	278,110	459,841
1.01.04.03	Prepaid expenses	16,428	25,001	4,245
1.02	Non Current Assets	3,124,403	1,935,244	1,125,415
1.02.01	Long Term Assets	992,578	534,606	514,458
1.02.01.01	Sundry Credits	831,226	372,809	404,515
1.02.01.01.01	Receivables from clients of developments	696,953	189,890	282,017
1.02.01.01.02	Properties for sale	134,273	182,919	122,498
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	161,352	161,797	109,943
1.02.01.03.01	Deferred income tax and social contribution	138,056	100,745	61,956
1.02.01.03.02	Other receivables	23,296	61,052	47,987
1.02.02	Permanent Assets	2,131,825	1,400,638	610,957
1.02.02.01	Investments	1,904,297	1.185.470	392,066
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0
1.02.02.01.02	Interest in associated companies - Goodwill	0	0	0
1.02.02.01.03	Interest in Subsidiaries	1,565,228	872,352	392,066
1.02.02.01.05	Other Investments	339,069	313,118	0

Pág: 3

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1.02.02.02	Property, plant and equipment	28,424	15,052	7,360
1.02.02.03	Intangible assets	199,104	200,116	211,531

Pág: 4

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 31/12/2009	4 – 12/31/2008	5 – 12/31/2007
2	Total Liabilities	5,675,441	3,976,789	2,822,998
2.01	Current Liabilities	1,219,619	881,917	695,282
2.01.01	Loans and Financing	514,831	317,236	37,758
2.01.02	Debentures	111,121	61,945	6,590
2.01.03	Suppliers	61,137	49,690	57,417
2.01.04	Taxes, charges and contributions	77,861	69,396	49,261
2.01.05	Dividends Payable	50,765	26,106	26,981
2.01.06	Provisions	11,266	9,124	3,668
2.01.06.01	Provision for Contigencies	11,266	9,124	3,668
2.01.07	Accounts payable to related parties	0	0	0
2.01.08	Other	392,638	348,420	513,607
2.01.08.01	Obligations for real estate development	0	0	0
2.01.08.02	Obligations for purchase of real state	240,164	250,942	211,447
2.01.08.03	Payroll, profit sharing and related charges	38,896	15,049	27,335
2.01.08.04	Advances from customers - development and services	0	0	0
2.01.08.05	Other liabilities	113,578	82,429	274,825
2.02	Non Current Liabilities	2,130,188	1,482,453	628,988
2.02.01	Long Term Liabilities	2,130,188	1,482,453	628,988
2.02.01.01	Loans and Financing	324,547	324,553	245,565
2.02.01.02	Debentures	1,196,000	442,000	240,000
2.02.01.03	Provisions	28,735	0	0
2.02.01.03.01	Provisions for contingencies	28,735	0	0
2.02.01.04	Accounts payable to related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	580,906	715,900	143,423
2.02.01.06.01	Obligations for purchase of real state	51,606	109,558	56,729
2.02.01.06.02	Deferred income tax and social contribution	186,862	99,120	42,515
2.02.01.06.03	Amortization of gain on partial sale of Fit Residential	0	169,394	0
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	9,408	18,522	32,223
2.02.01.06.05	Other liabilities	333,030	319,306	11,956
2.03	Future taxable income	0	0	0
2.05	Shareholders' equity	2,325,634	1,612,419	1,498,728
2.05.01	Paid-in capital stock	1,625,544	1,211,467	1,203,796
2.05.01.01	Capital Stock	1,627,275	1,229,517	1,221,846
2.05.01.02	Treasury shares	(1,731)	(18,050)	(18,050)
2.05.02	Capital Reserves	318,439	182,125	159,922

Pág: 5

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.05.04	Revenue reserves	381,651	218,827	135,010
2.05.04.01	Legal	31,758	21,081	15,585
2.05.04.02	Statutory	311,360	159,213	80,892
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Retained earnings	38,533	38,533	38,533
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other profit reserves	0	0	0
2.05.05	Adjustments to Assets Valuation	0	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Translation Accumulated Adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained earnings/accumulated losses	0	0	0
2.05.07	Advances for future capital increase	0	0	0

Pág: 6

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	Gross Sales and/or Services	1,227,949	934,545	748,720
3.01.01	Real estate development and sales	1,131,162	891,080	721,432
3.01.02	Construction services rendered	44,891	43,465	27,288
3.01.04	Barter transactions revenue	51,896	0	0
3.02	Gross Sales Deductions	(42,553)	(31,542)	(29,185)
3.02.01	Taxes on services and revenues	(37,727)	(31,542)	(25,745)
3.02.02	Brokerage fee on sales	(4,826)	0	(3,440)
3.02.03	Cancelled units	0	0	0
3.03	Net Sales and/or Services	1,185,396	903,003	719,535
3.04	Cost of Sales and/or Services	(877,966)	(619,005)	(519,856)
3.04.01	Cost of Real estate development	(877,966)	(619,005)	(519,856)
3.05	Gross Profit	307,430	283,998	199,679
3.06	Operating Expenses/Income	(49,762)	(128,538)	(92,258)
3.06.01	Selling Expenses	(64,086)	(74,150)	(44,418)
3.06.02	General and Administrative	(107,154)	(92,078)	(86,121)
3.06.02.01	Profit sharing	(21,495)	0	(17,247)
3.06.02.02	Other Administrative Expenses	(85,659)	(92,078)	(68,874)
3.06.03	Financial	(85,869)	22,340	35,894
3.06.03.01	Financial Income	72,457	68,260	48,685
3.06.03.02	Financial Expenses	(158,326)	(45,920)	(12,791)
3.06.04	Other operating income	169.394	41,008	1,301
3.06.04.01	Amortization of gain on partial sale of FIT Residencial	169.394	41,008	0
3.06.04.02	Other operating income	0	0	1,301
3.06.05	Other operating expenses	(87,986)	(48,754)	(31,669)

Pág: 1

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.06.05.01	Depreciation	(10,468)	(34,254)	(31,669)
3.06.05.03	Others	(66,446)	0	0
3.06.05.04	Non current expenses	(11,072)	0	0
3.06.05.05	Restructuring expenses	0	(14,500)	0
3.06.06	Equity in earnings of subsidiaries	125,939	23,096	32,755
3.07	Total operating income	257,668	155,460	107,421
3.08	Total non-operating (income) expenses, net	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before taxes/profit sharing	257,668	155,460	107,421
3.10	Provision for income and social contribution taxes	0	(4,960)	(4,109)
3.11	Deferred Income Tax	(44,128)	(40,579)	(11,672)
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Proft Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0
3.15	Income/Loss for the Period	213,540	109,921	91,640
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	166,777	129,963	129,452
	EARNINGS PER SHARE (Reais)	1.28039	0.84579	0.70791
	LOSS PER SHARE (Reais)

Pág: 2

04.01 - STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01	Net cash from operating activities	(206,643)	(393,974)	(303,456)
4.01.01	Cash generated in the operations	224,234	271,838	135,240
4.01.01.01	Net Income for the year	213,540	109,921	91,640
4.01.01.02	Equity in the Earnings of Subsidiaries and Associated Companies	(125,939)	(23,096)	(32,755)
4.01.01.03	Stock options expenses	9,765	22,203	16,498
4.01.01.04	Gain on sale of investments	(169,394)	(41,008)	0
4.01.01.05	Unrealized interest and charges, net	145,198	117,782	35,565
4.01.01.06	Deferred income tax and social contribution	44,128	40,579	0
4.01.01.07	Depreciation and amortization	10,468	34,254	24,292
4.01.01.08	Provision for contingencies	69,091	7,974	0
4.01.01.09	Warranty provision	5,882	3,229	0
4.01.01.10	Profit share provision	21,495	0	0
4.01.02	Variation on Assets and Liabilities	(430,877)	(665,812)	(438,696)
4.01.02.01	Trade accounts receivable	(633,371)	(416,969)	(224,440)
4.01.02.02	Properties for sale	222,721	(276,574)	(343,306)
4.01.02.03	Other Receivables	86,775	(171,301)	(162,083)
4.01.02.04	Expenses with sales to incorporate	(7,145)	(1,200)	11,195
4.01.02.05	Prepaid expenses	8,573	(20,756)	1,150
4.01.02.06	Obligations for real estate development and advances from customers	(74,612)	84,044	109,383
4.01.02.07	Taxes, charges and contributions	8,465	20,134	15,420
4.01.02.08	Suppliers	11,447	(7,727)	40,363
4.01.02.09	Payroll, profit sharing and related charges	2,398	(12,285)	9,312

Pág: 3

04.01 - STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01.02.10	Other accounts payable	(17,914)	139,340	104,310
4.01.02.11	Escrow deposits	(38,214)	(2,518)	0
4.01.03	Others	0	0	0
4.02	Net cash of investments activities	(196,936)	(615,043)	(259,888)
4.02.01	Purchase of property and equipment and intangible assets	(31,843)	(29,197)	(41,879)
4.02.02	Capital contribution in subsidiary companies	(144,040)	(588,786)	(128,927)
4.02.03	Restricted cash in guarantee to loans	(21,053)	2,940	(10,922)
4.02.04	Acquisition of investments	0	0	(78,160)
4.03	Net cash from financing activities	984,078	790,447	695,817
4.03.01	Capital increase	9,736	7,671	496,075
4.03.02	Loans and financing obtained	1,500,949	637,144	260,648
4.03.03	Repayment of loans and financing	(645,382)	(128,305)	(43,216)
4.03.04	Assignment of credits receivable, net	3,898	916	2,225
4.03.05	Additional dividends paid for 2007	(26,058)	(26,979)	0
4.03.06	Public offer expenses	0	0	(19,915)
4.03.07	Sale of treasury shares	16,319	0	0
4.03.08	Gain on sale of treasury shares	65,727	0	0
4.03.09	Assignment of credits receivable - CCI	58,889	0	0
4.03.10	Contributions from venture partners	0	300,000	0
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	580,499	(218,570)	132,473
4.05.01	Cash at the beginning of the period	165,216	383,786	251,313
4.05.02	Cash at the end of the period	745,715	165,216	383,786

Pág: 4

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 12/31/2009 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6- REVENUE RESERVES	7 - RETAINEDEARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9- TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net Income/Loss for the period	0	0	0	0	213,540	0	213,540
5.05	Allocation	0	9,765	0	0	(50,716)	0	(40,951)
5.05.01	Dividends	0	0	0	0	(50,716)	0	(50,716)
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	9,765	0	0	0	0	9,765
5.06	Realization of profit reserves	0	0	0	162,824	(162,824)	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	397,758	60,822	0	0	0	0	458,580
5.08.01	Exercício opção compra de ações	9,736	0	0	0	0	0	9,736
5.08.02	Incorporação ações Tenda	388,022	60,822	0	0	0	0	448,844
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	65,727	0	16,319	0	0	82,046
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,627,275	318,439	0	379,920	0	0	2,325,634

Pág: 5

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6- REVENUE RESERVES	7 - RETAINEDEARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9- TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,221,846	159,922	0	141,641	(24,681)	0	1,498,728
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,221,846	159,922	0	141,641	(24,681)	0	1,498,728
5.04	Net Income/Loss for the period	0	0	0	0	109,921	0	132,124
5.05	Allocation	0	22,203	0	59,136	(85,240)	0	(26,104)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	22,203	0	59,136	(85,240)	0	(26,104)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	7,671	0	0	0	0	0	7,671
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	182,125	0	200,777	0	0	1,612,419

Pág: 6

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6- REVENUE RESERVES	7 - RETAINEDEARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9- TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	591,742	163,339	0	55,069	(2,718)	0	807,432
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	591,742	163,339	0	55,069	(2,718)	0	807,432
5.04	Net Income/Loss for the period	0	(3,417)	0	0	91,640	0	88,223
5.05	Allocation	0	0	0	86,572	(113,603)	0	(27,031)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	86,572	(113,603)	0	(27,031)
5.05.03.01	Legal reserve	0	0	0	5,680	(5,680)	0	0
5.05.03.02	Statutory reserve	0	0	0	80,892	(80,892)	0	0
5.05.03.03	Additional 2006 dividends	0	0	0	0	(50)	0	(50)
5.05.03.04	Minimum mandatory dividends	0	0	0	0	(26,981)	0	(26,981)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	630,104	0	0	0	0	0	630,104
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,221,846	159,922	0	141,641	(24,681)	0	1,498,728

Pág: 7

06.01 - STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
6.01	Revenue	1,164,981	934,545	748,720
6.01.01	Sale of Goods, Products and Services	1,176,053	934,545	748,720
6.01.02	Others sales	(11.072)	0	0
6.01.03	Sales refers own assets	0	0	0
6.01.04	Allowance for doubtful accounts	0	0	0
6.02	Inputs Acquired from Third Parties	(780,431)	(626,171)	(558,672)
6.02.01	Cost of Sales and/or Services	(778,099)	(594,149)	(506,946)
6.02.02	Materials, energy, service suppliers and other	(2,332)	(32,022)	(51,726)
6.02.03	Loss/Recovery of Assets	0	0	0
6.02.04	Others	0	0	0
6.03	Gross value added	384,550	308,374	190,048
6.04	Deductions	(10,468)	(34,254)	(31,669)
6.04.01	Depreciation and amortization	(10,468)	(34,254)	(31,669)
6.04.02	Others	0	0	0
6.05	Net Value Added Produced	374,082	274,120	158,379
6.06	Value Added Received in Transfers	367,790	132,364	81,439
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	125,939	23,096	32,755
6.06.02	Financial revenue	72,457	68,260	48,684
6.06.03	Others	169,394	41,008	0
6.07	Total value added to distribute	741,872	406,484	239,818
6.08	Allocation of Value Added	741,872	406,484	239,818
6.08.01	Personnel	203,304	125,966	76,498
6.08.01.01	Direct Compensation	203,304	125,966	76,498
6.08.01.02	Benefits	0	0	0
6.08.01.03	Government Severance Indemnity Fund for Empployees (F.G.T.S.)	0	0	0

Pág: 8

06.01 - STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
6.08.01.04	Others	0	0	0
6.08.02	Taxes, Fees and contributions	118,730	99,821	45,981
6.08.02.01	Federal	118,730	99,821	45,981
6.08.02.02	States	0	0	0
6.08.02.03	Municipals	0	0	0
6.08.03	Third Parties Capital Remuneration	206,298	70,776	25,699
6.08.03.01	Interests rates	206,298	70,776	25,699
6.08.03.02	Rentals	0	0	0
6.08.03.03	Others	0	0	0
6.08.04	Remuneration of Own Capital	213,540	109,921	91,640
6.08.04.01	Interest on Equity	0	0	0
6.08.04.02	Dividends	50,716	26,104	26,981
6.08.04.03	Retained Earnings/Accumulated Losses for the Year	162,824	83,817	64,659
6.08.05	Others	0	0	0

Pág: 9

07.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1	Total Assets	7,688,323	5,538,858	3,004,785
1.01	Current Assets	4,892,448	3,776,701	1,976,035
1.01.01	Available funds	1,424,053	605,502	517,420
1.01.01.01	Cash and Banks	241,193	73,538	80,660
1.01.01.02	Financial Investments	1,182,860	531,964	436,760
1.01.02	Credits	2,008,464	1,254,594	473,734
1.01.02.01	Trade accounts receivable	2,008,464	1,254,594	473,734
1.01.02.01.01	Receivables from clients of developments	1,908,795	1,199,620	448,082
1.01.02.01.02	Receivables from clients of construction and services rendered	96,005	54,096	25,652
1.01.02.01.03	Other Receivables	3,664	878	0
1.01.02.02	Sundry Credits	0	0	0
1.01.03	Inventory	1,332,374	1,695,130	872,876
1.01.04	Others	127,557	221,475	112,005
1.01.04.01	Expenses with sales to incorporate	6,633	13,304	3,861
1.01.04.02	Other receivables	108,791	182,775	101,920
1.01.04.03	Prepaid expenses	12,133	25,396	6,224
1.02	Non Current Assets	2,795,875	1,762,157	1,028,750
1.02.01	Long Term Assets	2,534,713	1,498,654	768,850
1.02.01.01	Sundry Credits	2,184,265	1,197,796	647,313
1.02.01.01.01	Receivables from clients of developments	1,768,182	863,950	497,910
1.02.01.01.02	Properties for sale	416,083	333,846	149,403
1.02.01.02	Credits with Related Parties	0	0	0
1.02.01.02.01	Associated companies	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	350,448	300,858	121,537
1.02.01.03.01	Deferred income tax and social contribution	281,288	190,252	78,740
1.02.01.03.02	Other receivables	69,160	110,606	42,797
1.02.02	Permanent Assets	261,162	263,503	259,900
1.02.02.01	Investments	0	0	12,192
1.02.02.01.01	Interest in direct and indirect associated companies	0	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0	12,192
1.02.02.01.03	Other Investments	0	0	0
1.02.02.01.06	Investments - Goodwill	0	0	0

Pág: 1

07.01 –CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1.02.02.02	Property, plant and equipment	56,476	50,348	32,411
1.02.02.03	Intangible assets	204,686	213,155	215,297
1.02.02.04	Deferred charges	0	0	0

Pág: 2

07.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2	Total Liabilities	7,688,323	5,538,858	3,004,785
2.01	Current Liabilities	2,020,602	1,328,395	660,629
2.01.01	Loans and Financing	678,312	447,503	68,357
2.01.02	Debentures	122,377	61,945	6,590
2.01.03	Suppliers	194,331	112,900	86,709
2.01.04	Taxes, charges and contributions	138,177	113,167	71,250
2.01.05	Dividends Payable	54,279	26,106	26,981
2.01.06	Provisions	11,266	17,567	3,668
2.01.06.01	Provision for Contigencies	11,266	17,567	3,668
2.01.07	Accounts payable to related parties	0	0	0
2.01.08	Other	821,860	549,207	397,074
2.01.08.01	Obligations for real estate development	0	0	0
2.01.08.02	Obligations for purchase of real estate	475,409	421,584	290,193
2.01.08.03	Payroll, profit sharing and related charges	61,320	29,692	38,513
2.01.08.04	Advances from customers	0	0	0
2.01.08.05	Other liabilities	205,657	97,931	68,368
2.01.08.06	Impostos e contribuições diferidos	79,474	0	0
2.02	Non Current Liabilities	3,283,540	2,126,641	832,447
2.02.01	Long Term Liabilities	3,283,540	2,126,641	832,447
2.02.01.01	Loans and Financing	525,443	600,673	380,433
2.02.01.02	Debentures	1,796,000	442,000	240,000
2.02.01.03	Provisions	61,687	35,963	17,594
2.02.01.03.01	Provisões para Contingências	61,687	35,963	17,594
2.02.01.04	Accounts payable to related parties	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	900,410	1,048,005	194,420
2.02.01.06.01	Obligations for purchase of real estate	146,401	231,199	103,184
2.02.01.06.02	Deferred income tax and social contribution	336,291	239,131	46,070
2.02.01.06.03	Other liabilities	408,310	389,759	12,943
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	9,408	18,522	32,223
2.02.01.06.05	Amortization of gain on partial sale of Fit Residential	0	169,394	0
2.04	Minority Interests	58,547	471,403	12,981
2.05	Shareholders' equity	2,325,634	1,612,419	1,498,728
2.05.01	Paid-in capital stock	1,625,544	1,211,467	1,203,796
2.05.01.01	Capital Stock	1,627,275	1,229,517	1,221,846
2.05.01.02	Treasury shares	(1,731)	(18,050)	(18,050)
2.05.02	Capital Reserves	318,439	182,125	159,922

Pág: 3

07.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0	0
2.05.04	Revenue reserves	381,651	218,827	135,010
2.05.04.01	Legal	31,758	21,081	15,585
2.05.04.02	Statutory	31,758	159,213	80,892
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized profits	0	0	0
2.05.04.05	Retained earnings	38,533	38,533	38,533
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other revenuet reserves	0	0	0
2.05.05	Adjustments to Assets Valuation	0	0	0
2.05.05.01	Securities adjustments	0	0	0
2.05.05.02	Translation accumulated adjustments	0	0	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained earnings/accumulated losses	0	0	0
2.05.07	Advances for future capital increase	0	0	0

Pág: 4

08.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	Gross Sales and/or Services	3,144,880	1,805,468	1,251,893
3.01.01	Real estate development and sales	3,028,763	1,693,564	1,216,773
3.01.02	Construction services rendered	47,999	37,268	35,120
3.01.04	Barter transactions revenue	68,118	74,636	0
3.02	Gross Sales Deductions	(122,534)	(65,064)	(47,606)
3.02.01	Taxes on services and revenues	(108,523)	(59,522)	(42,331)
3.02.02	Brokerage fee on Sales	(14,011)	(5,542)	(5,275)
3.02.03	Cancelled units	0	0	0
3.03	Net Sales and/or Services	3,022,346	1,740,404	1,204,287
3.04	Cost of Sales and/or Services	(2,143,762)	(1,214,401)	(867,996)
3.04.01	Cost of Real estate development	(2,075,644)	(1,139,765)	(867,996)
3.04.02	Cost of Barter transactions	(68,118)	(74,636)	0
3.05	Gross Profit	878,584	526,003	336,291
3.06	Operating Expenses/Income	(498,238)	(315,952)	(208,233)
3.06.01	Selling Expenses	(226,621)	(154,401)	(69,800)
3.06.02	General and Administrative	(233,129)	(180,839)	(130,873)
3.06.02.01	Profit sharing	(28,237)	3,509	(25,424)
3.06.02.02	Other Administrative Expenses	(204,892)	(184,348)	(105,449)
3.06.03	Financial	(80,828)	41,846	28,628
3.06.03.01	Financial Income	129,566	102,854	63,919
3.06.03.02	Financial Expenses	(210,394)	(61,008)	(35,291)
3.06.04	Other operating income – Gain on partial sale of FIT Residencial	169,394	41,008	0
3.06.05	Other operating expenses	(127,054)	(63,566)	(36,188)
3.06.05.01	Depreciation and Amortization	(34,170)	(52,635)	(38,696)

Pág: 1

08.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian reais)

3.06.05.03	Other operating expenses	(79,427)	(10,931)	2,508
3.06.05.04	Non current expenses	(13,457)	0	0
3.06.06	Equity in earnings of subsidiaries	0	0	0
3.07	Total operating income	380,346	210,051	128,058
3.08	Total non-operating income (expenses), net	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before taxes/profit sharing	380,346	210,051	128,058
3.10	Provision for income and social contribution taxes	(20,147)	(24,437)	(12,217)
3.11	Deferred Income Tax	(75,259)	(18,960)	(18,155)
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Proft Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0
3.14	Minority Interest	(71,400)	(56,733)	(6,046)
3.15	Income/Loss for the Period	213,540	109,921	91,640
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	166,777	129,963	129,452
	EARNINGS PER SHARE (Reais)	1.28039	0.84579	0.70791
	LOSS PER SHARE (Reais)

Pág: 2

09.01 – CONSOLIDATED STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01	Net cash from operating activities	(676,693)	(812,512)	(451,929)
4.01.01	Cash generated in the operations	514,141	369,554	189,245
4.01.01.01	Net Income for the year	213,540	109,921	91,640
4.01.01.02	Stock options expenses	14,427	26,138	17,820
4.01.01.03	Gain on sale of investments	(169,394)	(41,008)	0
4.01.01.04	Unrealized interest and charges, net	171,327	116,771	22,934
4.01.01.05	Deferred income tax and social contribution	75,260	18,960	18,155
4.01.01.06	Depreciation and amortization	33,184	52,635	38,696
4.01.01.07	Disposal of fixed assets	5,251	0	0
4.01.01.08	Provision for Contigencies	63,975	13,933	0
4.01.01.09	Warranty provision	7,908	5,112	0
4.01.01.10	Profit share provision	28,237	0	0
4.01.01.11	Allowance for doubtful accounts	(974)	10,359	0
4.01.01.12	Noncontrolling Interests	71,400	56,733	0
4.01.02	Variation on Assets and Liabilities	(1,190,834)	(1,182,066)	(641,174)
4.01.02.01	Trade accounts receivable	(1,657,128)	(591,202)	(436,691)
4.01.02.02	Properties for sale	280,519	(703,069)	(579,496)
4.01.02.03	Other Receivables	85,886	(65,344)	(6,011)
4.01.02.04	Expenses with sales to incorporate	1,870	(5,211)	13,171
4.01.02.05	Prepaid expenses	13,263	(19,172)	(723)
4.01.02.06	Suppliers	81,431	(14,363)	60,982
4.01.02.07	Obligations for purchase of real state and Advances from customers	(38,881)	184,181	152,551
4.01.02.08	Taxes, charges and contributions	25,010	38,977	28,718

Pág: 3

09.01 – CONSOLIDATED STATEMENT OF CASH FLOW (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01.02.09	Payroll, profit sharing and related charges	3,390	(19,475)	20,428
4.01.02.10	Other liabilities	13,806	12,612	99,851
4.01.02.11	Minority Interests	0	0	6,046
4.01.03	Others	0	0	0
4.02	Net cash of investments activities	(15,446)	(78,300)	(149,290)
4.02.01	Cash investments at Tenda	0	66,904	0
4.02.02	Purchase of property and equipment and intangible assets	(45,109)	(63,127)	(61,279)
4.02.03	Restricted cash in guarantee to loans	29,663	(67,077)	(9,851)
4.02.04	Acquisition of investments	0	(15,000)	(78,160)
4.03	Net cash from financing activities	1,540,353	911,817	842,629
4.03.01	Capital increase	9,736	7,671	496,075
4.03.02	Increase in loans and financing	2,259,663	775,906	426,969
4.03.03	Repayment of loans and financing	(860,979)	(145,697)	(51,737)
4.03.04	Assignment of credits receivable, net	860	916	2,225
4.03.05	Dividends paid	(26,058)	(26,979)	(10,988)
4.03.06	Public offer expenses	0	0	(19,915)
4.03.07	Contributions from venture partners	0	300,000	0
4.03.08	Sale of treasury shares	16,319	0	0
4.03.09	Gain on sale of treasury shares	65,727	0	0
4.03.10	Redeemable quotas of Investment Fundo f Receivables - FIDC	41,308	0	0
4.03.11	Assignment of credits receivable - CCI	69,316	0	0
4.03.12	Dividends paid – obligation to venture partners (SCP)	(35,539)	0	0
4.04	Foreign Exchange Variation over Cash and Cash Equivalents	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	848,214	21,005	241,410
4.05.01	Cash at the beginning of the period	528,574	507,569	266,159
4.05.02	Cash at the end of the period	1,376,788	528,574	507,569

Pág: 4

10.01 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 12/31/2009 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,229,517	182,125	0	200,777	0	0	1,612,419
5.04	Net income/loss for the period	0	0	0	0	213,540	0	213,540
5.05	Allocations	0	9,765	0	0	(50,716)	0	(40,951)
5.05.01	Dividends	0	0	0	0	(50,716)	0	(50,716)
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	9,765	0	0	0	0	9,765
5.06	Realization of profit reserves	0	0	0	162,824	(162,824)	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	397,758	60,822	0	0	0	0	458,580
5.08.01	Exercise of stock options	9,736	0	0	0	0	0	9,736
5.08.02	Merger of Tenda shares	388,022	60,822	0	0	0	0	448,844
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	65,727	0	16,319	0	0	82,046
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,627,275	318,439	0	379,920	0	0	2,325,634

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10.02 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,221,846	159,922	0	141,641	(24,681)	0	1,498,728
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,221,846	159,922	0	141,641	(24,681)	0	1,498,728
5.04	Net income/loss for the period	0	0	0	0	109,921	0	132,124
5.05	Allocations	0	22,203	0	59,136	(85,240)	0	(26,104)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	22,203	0	59,136	(85,240)	0	(26,104)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	7,671	0	0	0	0	0	7,671
5.09	Realization of reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,229,517	182,125	0	200,777	0	0	1,612,419

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10.03 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	591,742	163,339	0	55,069	(2,718)	0	807,432
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	591,742	163,339	0	55,069	(2,718)	0	807,432
5.04	Net/Loss for the period	0	(3,417)	0	0	91,640	0	88,223
5.05	Allocation	0	0	0	86,572	(113,603)	0	(27,031)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Adjusted balance	0	0	0	86,572	(113,603)	0	(27,031)
5.05.03.01	Legal Reserve	0	0	0	5,680	(5,680)	0	0
5.05.03.02	Statutory reserve	0	0	0	80,892	(80,892)	0	0
5.05.03.03	Additional 2006 dividends	0	0	0	0	(50)	0	(50)
5.05.03.04	Minimum mandatory dividends	0	0	0	0	(26,981)	0	(26,981)
5.06	Realization of profit reserves	0	0	0	0	0	0	0
5.07	Adjustments to Assets Valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Translation accumulated adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in stock capital	630,104	0	0	0	0	0	630,104
5.09	Realization of reserves	0	0	0	0	0	0	0

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10.03 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian reais)

5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	1,221,846	159,922	0	141,641	(24,681)	0	1,498,728

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11.01 – CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
6.01	Revenue	3,131,423	1,805,468	1,251,894
6.01.01	Sale of Goods, Products and Services	3,144,880	1,814,109	1,251,894
6.01.02	Others sales	(13,457)	1,718	0
6.01.03	Sales refers own assets	0	0	0
6.01.04	Allowance for doubtful accounts	0	(10,359)	0
6.02	Inputs Acquired from Third Parties	(2,352,853)	(1,394,053)	(961,873)
6.02.01	Cost of Sales and/or Services	(2,057,969)	(1,160,906)	(850,202)
6.02.02	Materials, energy, service suppliers and other	(294,884)	(233,147)	(111,671)
6.02.03	Loss/Recovery of Assets	0	0	0
6.02.04	Others	0	0	0
6.03	Gross value added	778,570	411,415	290,021
6.04	Deductions	(34,170)	(52,635)	(38,696)
6.04.01	Depreciation and amortization	(34,170)	(52,635)	(38,696)
6.04.02	Others	0	0	0
6.05	Net Value Added Produced	744,400	358,780	251,325
6.06	Value Added Received in Transfers	298,960	143,862	63,919
6.06.01	Equity in the Earnings of Subsidiaries and Associated Companies	0	0	0
6.06.02	Financial income	129,566	102,854	63,919
6.06.03	Others	169,394	41,008	0
6.07	Total value added to distribute	1,043,360	502,642	315,244
6.08	Allocation of Value Added	1,043,360	502,642	315,244
6.08.01	Personnel	291,872	146,771	93,275
6.08.01.01	Direct Compensation	291,872	146,771	93,275
6.08.01.02	Benefits	0	0	0

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11.01 – CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian reais)

6.08.01.03	F.G.T.S.	0	0	0
6.08.01.04	Others	0	0	0
6.08.02	Taxes, charges and contributions	241,762	131,448	77,244
6.08.02.01	Federals	241,762	131,448	77,244
6.08.02.02	States	0	0	0
6.08.02.03	Municipals	0	0	0
6.08.03	Third Parties Capital Remuneration	296,186	114,502	53,085
6.08.03.01	Interests rates	296,186	114,502	53,085
6.08.03.02	Rentals	0	0	0
6.08.03.03	Others	0	0	0
6.08.04	Remuneration of Own Capital	213,540	109,921	91,640
6.08.04.01	Interest on Equity	0	0	0
6.08.04.02	Dividends	50,716	26,104	27,031
6.08.04.03	Income/Loss for the Period	162,824	83,817	64,609
6.08.04.04	Retained Earnings/Accumulated Losses for the Year	0	0	0
6.08.05	Others	0	0	0

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(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
STANDARD FINANCIAL STATEMENTS – DFP	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – December 31, 2009

01610-1 GAFISA S/A	01.545.826/0001-07

12.01 – INDEPENDENT AUDITOR´S REPORT - UNQUALIFIED OPINION

Report of Independent Certified Accountants

To the management and shareholders of Gafisa S/A:

1. We have audited the individual and consolidated balance sheet of Gafisa S.A.(“parent company”) and of Gafisa S.A. and its subsidiaries (collectively, the “Company”) as of December 31, 2009 and 2008, and the related statements of income, of changes in shareholders’ equity, of cash flows and added value for the years then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, and included, among other procedures: the planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the parent company and its subsidiaries; examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and assessing the accounting practices used and significant estimates made by management of the parent company and its subsidiaries, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements mentioned in paragraph 1 audited by us present fairly, in all material respects, the financial position of Gafisa S.A. and of Gafisa S.A. and its subsidiaries at December 31, 2009, and the results of operations, the changes in shareholders’ equity, the cash flows and added value for the years then ended, in accordance with accounting practices adopted in Brazil.

4. The financial statements for the year ended December 31, 2008, presented for comparative purposes, were audited by other independent accountants, which opinion, dated March 10, 2009, was issued without exceptions.

São Paulo, January 28, 2010.

Terco Grant Thornton	Daniel Gomes Maranhão Junior
Auditores Independentes	Accountant CRC 1SP-215.856/O-5
CRC 2SP-018.196/O-8

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13.01 – MANAGEMENT REPORT 2009

Management Report 2009

2009 was a year of achievements and expansion for Gafisa. We continued to pursue our strategy for long-term growth and to position as leaders in the residential real estate development market of Brazil. Gafisa’s long geographical reach, presence in all income segments, large stock of land and safe cash level assure the ideal platform to maintain our sustainable growth in long term. Our professional management, financial discipline and guaranteed delivery of quality products build up the strength of our brands in each market segment.

2009 was marked by the merger of the operations of Construtora Tenda S.A. into Gafisa S.A., maintaining our strategic positioning and strengthening Gafisa’s leading position in the low-income segment of residential real estate development. At the Extraordinary Shareholders’ Meeting held on December 30, 2009, the majority of shareholders who attended it approved the merger of Construtora Tenda S.A. into Gafisa S.A., upon exchange of shares at the ratio of 0.205 common shares of Gafisa to one common share held by Tenda shareholders.

With the merger of Construtora Tenda S.A., we will obtain great synergy from both operations. We have already started 2010 consolidating the business and financial areas of Tenda and Gafisa in only one office. The commercial and administrative synergies will take place by sharing of back-office areas, making a better use of the current infrastructure and quickly implementing system such as the SAP throughout Tenda S.A’s operations.

We saw a great expansion in the residential real estate development industry between 2005 and 2009, period when new finance for the real estate sector in Brazil grew nearly four times, reaching R$ 89 billion in 2009, according to Central Bank.

One of the undoubted highlights of 2009 in the real estate sector was the announcement made by the Federal Government in the end of March about the creation of the housing program “Minha Casa, Minha Vida” (my house, my life). This program aims at reducing the housing deficit estimated at 6.8 million dwellings with investments of around R$ 34 billion, which will be allocated to finance and incentives through Caixa Econômica Federal - CEF (federal savings and loans bank) for construction and delivery of 1 million dwellings to families whose monthly incomes are between 1 and 10 minimum wage.

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The main measures of this program include longer terms to repay the real estate finance, more attractive interest rates, higher percentage on finance value per unit to client, greater incentives, inversely proportional to the client’s income level, lower insurance costs and creation of a deposit fund to refinance payments to the real estate financing in case of unemployment.

Gafisa S.A. is in a good position to seize this initiative through its wholly-owned subsidiary, Construtora Tenda S.A., which, having over two thirds of its current business concentrated in the program’s target segment, has an organizational structure able to fully meet the existing potential demand of the housing program.

Another fact worthy of note in 2009 was the CEF’s performance, which had a great relevance for the conduction of the Company’s operations. Together with CEF, we carried out in the beginning of the first issuance of debentures in the sector amounting to R$ 600 million through our subsidiary Tenda S.A. In the end of 2009, with CEF having ratified our renowned operating performance, we completed an additional debenture issuance amounting to R$ 600 million for the operations of Gafisa S.A.. Such events were essential to strengthen the Company’s financial profile and operating capacity.

In the period from 2005 to 2009, our sales, including Gafisa Alphaville and Tenda, grew 48% per year on average, reaching R$ 3.2 billion in 2009. Of total sales for the year, the Gafisa segment accounted for 46% of total sales whereas Tenda S.A and Alphaville Urbanismo S.A. accounted for 42% and 12%, respectively.

In 2009, in view of the post-crisis economic scenario, Gafisa adopted a conservative policy on launches aimed at reducing inventories and maintaining financial liquidity, which resulted in the reduction of 45% in overall sales volume of launches, directing its sales efforts towards the remaining units. Even so we achieved a growth of 26% in sales in relation to 2008. The stock of land reached R$15.9 billion in potential sales value in the end of 2009. Our net income reached R$ 214 million, a significantly better result in relation to 2008.

At the end of 2009 our EBITDA, not including Tenda’s earnings, amounted to R$ 530 million (EBITDA margin at 17.5%), a growth of 104% in relation to 2008 (263 % on margin); even so we point out that Tenda S.A. has not yet exploited its full potential, which affected the result of Gafisa. We believe that in 2010, with the increase in efficiency and volume of Tenda S.A., we will be able to dilute the direct impact of cost of sales, general and administrative expenses, reflect positively in our results.

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For 2010, we expect that the measures to stimulate the economy, particularly the government finance and incentives aimed at promoting the low-income housing sector, change the current scenario. Several factors indicate a continued expansion in medium and long terms.

In Brazil the macroeconomic fundamentals are still solid and positive. A young and growing population gaining more access to the labor market is enjoying a growing purchasing power, which leads to a higher demand for dwellings in almost all income groups. As the demand for housing was not met over several years, the country has a housing deficit of approximately 6.8 million dwellings, and creation of new dwellings at 1.5 million per year. Fortunately, a great improvement in finance rates and terms and higher access to housing finance for real estate development companies and individuals suggest that the supply of dwellings will continue to increase.

Gafisa continues to count on an established financial reputation, in view of its conservative history and commitment to transparency. The implementation of controls to comply with the requirements of the US Sarbanes-Oxley Act and the advance in the implementation of the SAP management system during 2009 are only two examples of it.

In 2010 Gafisa will continue to develop its brands in new and current markets, maximize the sales of our products through additional sales channels and make the most of our experience and position in the low-income segment. Access to highly talented people is the basis of our success, and we will continue to focus on internship and trainee programs to prepare a new generation, including the future leaders of the company.

Relationship with auditors

The policy on contracting services unrelated to external audit from our independent auditors is based on principles that preserve their independence. According to internationally accepted principles, these principles consist of the following: (a) an auditor cannot audit its own work; (b) an auditor cannot serve a management function in its client; and (c) an auditor shall not promote the interests of its clients. (a) The procedures adopted by the Company are in compliance with the provisions of item III, Art. 2, of CVM Instruction No. 381/03:

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The Company and its subsidiaries adopt as formal procedure, before contracting professional services other than those related to external audit, consult with the independent auditors, in order to assure that the provision of other services does not affect their independency nor objectivity necessary for providing independent audit services, in addition to obtaining the proper approval from its Audit Committee. Moreover, formal representations from these auditors are required on their independency in the provision of unrelated audit services.

In 2009 we did not contract services from independent auditors that exceeded 5% of the contract amount.

Main Operating and Financial Highlights

The Company is bound to arbitration in the Market Arbitra tion Chamber, according to the covenant provided in its bylaws.

São Paulo, January 28, 2010
Board of Executive Officers

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14.01 – NOTES TO THE FINANCIAL STATEMENTS

Notes to the Financial Statements (parent company and consolidated)
As of December 31, 2009 and 2008
(Amounts in thousands of Brazilian Reais, unless otherwise stated)

1. Operations

Gafisa S.A. and its subsidiaries (collectively, the “Company”) started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") merged Tenda and Fit Residencial Empreendimentos Imobiliários Ltda. (“Fit Residencial”), by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa’s Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of Fit Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total and voting capital of Tenda after the merger of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial, which started to be owned by Tenda. The shares issued by Tenda, received by the Company in exchange for Fit Residencial quotas, will have the same rights, attributed on the date of the merger of the shares by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at an Extraordinary Shareholders’ Meeting by the Company’s shareholders (Note 8).

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On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of their partnership in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement then effective between the partners. Therefore Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A.. The real estate ventures that were being conducted together by the parties started to be carried out separately, Gafisa in charge of developing the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. in charge of the other ventures of the dissolved partnership.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7).

On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

2. Presentation of the financial statements

These financial statements were approved by the Board of Directors in their meeting held on January 28, 2010.

The financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil, required for the years ended December 31, 2009 and 2008, which take into consideration the provisions contained in the Brazilian Corporate Law – Law No. 6,404/76, amended by Laws Nos. 11,638/07 and 11,941/09, the Pronouncement, Guidance and Interpretation issued by the Accounting Standards Committee (“CPC”), approved by the Brazilian Regulato. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required for the years beginning on January 1, 2010.

a) Reclassification

In order to conform with the current presentation of the financial statements, the following reclassifications were performed in the financial statements as of December 31, 2008: (i) balance of goodwill of investments to Intangible Assets; (ii) current accounts related to real estate ventures in the parent company’s balance sheet; and (iii) statements of cash flow.

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3. Significant accounting practices

a) Estimates

The preparation of financial statements in accordance with the accounting practices adopted in Brazil requires the Company’s management to make judgments to determine and record accounting estimates. Assets and liabilities affected by estimates and assumptions include the residual value of property and equipment, provision for impairment, allowance for doubtful accounts, deferred tax assets, provision for contingencies and measurement of financial instruments. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent to the process for determining them. The Company review estimates and assumptions at least annually.

b) Recognition of revenue

(i) Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the course of the construction period and the following procedures are adopted:

(a) For completed units, the revenue is recognized when the sale is made, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectability of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

(b) In the sales of unfinished units, the following procedures and rules were observed:

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• The incurred cost (including the costs related to land, and other expenditures directly related to increase inventories) corresponding to the units sold is fully appropriated to the result.

• The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized in direct proportion to cost.

• Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or non-current assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and advances from clients".

• Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting – pro rata basis.

• The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate development cost of units under construction sold.

The deferred taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to results as they are incurred using the accrual basis of accounting.

(ii) Construction services

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate; revenues are recognized as services are rendered.

(iii) Barter transactions

Barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed, provided that the real estate development recording is obtained. Revenues and costs incurred from barter transactions are appropriated to income over the course of construction period of the projects, as described in item (i)(b).

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c) Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contract provisions of financial instruments, which include financial investments, accounts receivable and other receivables, cash and cash equivalents, loans and financing, as well as accounts payable and other debts. Financial instruments that are not recognized at fair value through income are added by any directly attributable transactions costs.

After the initial recognition, financial instruments are measured as described below:

(i) Financial instruments at fair value through income

A financial instrument is classified into fair value through income if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through income if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management documented by the Company. After initial recognition, attributable transaction costs are recognized in income when incurred. Financial instruments at fair value through income are measured at fair value, and their fluctuations are recognized in income.

(ii) Loans and receivables

Loans and receivables are measured at cost amortized using the method of effective interest rate, reduced by impairment.

(iii) Derivative financial instruments

In the year ended December 31, 2009, the Company held derivative instruments for the purpose of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income for the year, which were settled after the end of the current year. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for purposes other than hedge. Derivatives are initially recognized at fair value and the attributable transaction costs are recognized in income when incurred. After initial recognition, derivatives are measured at fair value and changes are recorded in income.

d) Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption. Most of financial investments are classified into the category “financial assets at fair value through income”.

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Investment funds in which the Company is the sole owner are fully consolidated.

e) Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts arising from the provision of services, when applicable, is set up by the Company’s management when there is no expectation of realization. In relation to receivables from development, the allowance for doubtful accounts is set up at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after delivery of the units. For accounts receivable due of sale of units, the understanding of Management is that there is no need of setting up an allowance because it has general guarantee and the prices of units are above their book value, except for those related to the subsidiary Tenda.

f) Certificates of real estate receivables (CRI)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in non-current receivables at fair value.

g) Investment Fund of Receivables ("FIDC”) and Real estate credit certificate (“CCI”)

The Company consolidates Investment Funds of Receivables (FIDC) in which it holds subordinated quotas, subscribed and paid in by the Company in receivables. Pursuant to CVM Instruction No. 408, the consolidation by the Company of FDIC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still have control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

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When consolidating the FIDC in its financial statements, the Company discloses the receivables in the group of accounts of receivables from clients and the FIDC net worth is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process. The financial charges of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the real estate credit certificate (CCI), which is assigned to financial institutions that grant credit. The funds from assignment are classified in the caption other accounts payable, until certificates are settled by clients.

h) Properties for sale

Land is stated at cost of acquisition. Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The incurred cost comprises construction (materials, own or outsourced labor, and other related items), expenses for regularizing lands and ventures, lands and financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable. If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount), which are recognized in income in the proportion to units sold, the same criterion for other costs.

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i) Deferred selling expenses

Brokerage expenditures are recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

j) Warranty provision

The Company and its subsidiaries record a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided. The warranty period is five years from the delivery of the unit

k) Prepaid expenses

These are taken to income in the period to which they relate.

l) Property and equipment

Recorded at cost. Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:
(i) Vehicles – 5 years;
(ii) Office equipment and other installations - 10 years;
(iii) Sales stands, facilities, model apartments and related furnishings - 1 year.

Expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

m) Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years.

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n) Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill, which is determined at the acquisition date and represents the excess purchase price over the proportion of the underlying book value, based on the interest in the shareholders’ equity acquired. Negative goodwill is also determined at the acquisition date and represents the excess of the book value of assets acquired over the purchase consideration.

Up to December 31, 2008, the goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. From January 1, 2009 goodwill is no longer amortized.

The Company annually evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results for the year.

Negative goodwill that is justified economically is appropriated to results at the extent the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

o) Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are recorded on the equity method.

Cumulative changes after acquisitions are adjusted in cost of investment. Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

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The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency with the practices adopted by the Company.

p) Obligations for purchase of land and advances from clients due to barter transactions

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as advances from clients.

q) Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied. The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may change the estimates, as approved by our Management board.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

r) Other current and non-current liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

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The liability for future compensation of employee vacations earned is fully accrued. Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan or other post-employment benefits to employees.

s) Stock option compensation

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”) in exchange of their services.

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to shareholders’ equity at the extent service is rendered.

t) Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.

Additionally, the Company’s bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

u) Present value adjustment

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables adjusted by inflation index formed prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue, consistent with the interest accrued on the portion of accounts receivable related to the “after the keys” period

The financial charges of funds used in the construction and finance of real estate ventures shall be capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed.

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Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect of IGP-M (Note 5).

v) Impairment test

Management reviews annually the carrying value of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment or reduction in their recoverable amounts. When such evidences are found, the carrying amount is higher than the recoverable one, so a provision for impairment is set up, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, whether there is or not indications of reduction in value.

w) Debenture and share issuance expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses are accounted for as a direct reduction of capital raised. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

x) Contingent assets and liabilities and legal obligations

The accounting practices to record and disclose contingent assets and liabilities and legal obligations are as follows: (i) Contingent assets are recognized only when there are general guarantees or final and unappealable favorable court decisions. Contingent assets which depend on probable successful lawsuits are only disclosed in the financial statements; and (ii) Contingent liabilities are accrued when losses are considered probable and the involved amounts are reasonably measurable. Contingent liabilities which losses are considered possible are only disclosed in the financial statements, and those which losses are considered remote are not accrued nor disclosed.

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y) Statements of cash flows and added value

Statements of cash flows are prepared and presented under CVM Resolution No. 547, of August 13, 2008, which approved the CPC 03 – Statement of Cash Flows. Statements of added value are prepared and presented under CVM Resolution No. 557, of November 12, 2008, which approved CPC 09 – Statement of Added Value.

z) Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet dates, net pf treasury shares.

aa) Consolidated financial statements

The consolidated financial statements of the Company, which include the financial statements indicated in Note 8, were prepared in accordance with the applicable consolidation practices and legal provisions. Accordingly, intercompany accounts balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the parent company.

4. Cash, Cash Equivalents and Financial Investments

	Parent		Consolidated
	company

	2009	2008	2009	2008

Cash and cash equivalents

Cash and banks	27,129	15,499	241,195	73,538

Cash equivalents

Investment funds	671,874	65,296	860,871	149,772

Securities purchased under agreement to resell	17,316	31,761	82,293	114,286

Bank Certificates of Deposits – CDBs	27,130	49,320	178,547	185,334

Other	2,066	3,340	13,882	5,644

Total cash and cash equivalents	745,515	165,216	1,376,788	528,574

Restricted cash in guarantee of loans	27,964	6,911	47,265	76,928

Total financial investments	746,350	156,628	1,182,858	531,964

Total cash and cash equivalents	773,479	172,127	1,424,053	605,502

At December 31, 2009, Bank Deposit Certificates – CDBs include earned interest from 95% to 102% (December 31, 2008 - 95% to 107%) of Interbank Deposit Certificate – CDI, invested in first class financial institutions, based on Company’s management evaluation.

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At December 31, the amount related to investment funds is recorded at fair value through income. Pursuant to CVM Instruction No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated. Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to appreciate the value of its quotas by investing the funds of its investment portfolio, which may be composed of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund quotas of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time.

The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. As at December 31, 2009, the fund’s tax treatment is that applicable to long-term investment funds.

The balance sheet of investment funds is as follows:

Assets	Vistta	Colina	Arena

Current	121,126	73,073	171,532

Non-current	2,102,282	365,348	3,698,424

Permanent assets	-	-	-

Total assets	2,223,408	438,421	3,869,956

Liabilities

Current	14	42	124

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Non-current	2,108,283	373,645	3,703,945

Shareholders’ equity

Capital stock	113,506	62,252	164,829

Retained earnings	1,605	2,482	1,058

Total shareholders’ equity	115,111	64,734	165,887

Total liabilities and shareholders’ equity	2,223,408	438,421	3,869,956

5. Receivables from clients

	Parent		Consolidated
	company

	2009	2008	2009	2008

Real estate development and sales	1,514,783	925,878	3,763,902	2,108,346

( - ) Adjustment to present value	(33,191)	(20,811)	(86,925)	(44,776)

Services and construction	94,094	53,873	96,005	54,095

Other receivables	32,600	15,975	3,664	879

	1,608,286	974,915	3,776,646	2,118,544

Current	911,333	785,025	2,008,464	1,254,594

Non-current	696,953	189,890	1,768,182	863,950

(i) The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 222,284 in consolidated at December 31, 2009 (December 31, 2008 - R$ 90,363), and are classified in Obligations for purchase of land and advances from clients.

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as Revenue from real estate development; the interest recognized for the years ended December 31, 2009 and 2008 amounted R$ 52,159 and R$ 45,722, respectively.

An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

The allowance for doubtful accounts for Tenda amounted R$ 17,841 (consolidated) at December 31, 2009 (December 31, 2008 – R$ 18,815), and is considered sufficient by the Company's management to cover the estimate of future losses on the realization of accounts receivable of this subsidiary.

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The total reversal value of the adjustment to present value recognized in the real estate development revenue for the years ended December 31, 2009 amounted to R$ (12,380) (parent company) and R$ (42,149) (consolidated), respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 3(u). The net rate applied by the Company and its subsidiaries varied from 5.22% to 7.44% for 2009.

(ii) On March 31, 2009, the Company carried out a securitization of receivables - FIDC, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors.

Subordinated quotas were subscribed exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The following two quota types were issued: Senior and Subordinated. The subordinated quotas were exclusively subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value). At December 31, 2009 it totaled R$ 14,977 (Note 8), Senior and Subordinated quota receivables are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, it discloses at December 31, 2009 receivables amounting to R$ 55,349 in accounts of receivables from clients, and R$ 41,308 is reflected in other accounts payable, the balance of subordinated quotas held by the Company is eliminated in this consolidation process.

(iii) On June 26, 2009, the Company carried out a real estate credit certificate - CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Accounts Payable - Credit Assignments".

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8 book CCIs were issued, amounting to R$ 69,315 at the date of issue. These 8 CCIs are backed by Receivables which installments fall due on and up to June 26, 2014 (“CCI-Investor”),

CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, carry general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

6. Properties for sale

	Parent company		Consolidated

	2009	2008	2009	2008

Land, net of adjustment to
present value	359,319	371,157	732,238	750,555

Property under construction	336,425	560,577	895,085	1,181,930

Completed units	42,657	29,388	121,134	96,491

	738,401	961,122	1,748,457	2,028,976

Current portion	604,128	778,203	1,332,374	1,695,130

Non-current portion	134,273	182,919	416,083	333,846

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2009 the balance of land acquired through barter transactions totaled R$ 27,070 (parent company) and R$ 40,054 (consolidated).

As mentioned in Note 10, the balance of financial charges at December 31, 2009 amounts to R$ 69,559 (parent company) and R$ 91,568 (consolidated).

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The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of Obligations for purchase of land without effect on results (Note 14).

7. Other accounts receivable

	Parent		Consolidated
	company

	2009	2008	2009	2008

Current accounts related to real estate
ventures (*) (Note 18)	90,866	167,522	7,222	60,511

Advances to suppliers	4,118	32,359	65,016	83,084

Credit assignment receivable	4,093	7,990	4,087	7,990

Credit financing to be released	4,392	4,392	5,266	4,392

Deferred PIS and COFINS	-	6,416	3,082	10,187

Recoverable taxes	14,440	8,262	36,650	18,905

Advances for future capital increase	115,712	49,575	-	49,113

Loan	17,344	13,922	-	-

Other	7,776	48,724	56,628	59,199

	258,741	339,162	177,951	293,381

Current	245,246	278,110	108,791	182,775

Non-current	13,495	61,052	69,160	110,606

(*) The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

As mentioned in Note 1, on June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate venture”), payable in 36 monthly installments from March 2010 to March 2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

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8. Investments in subsidiaries

In January 2007, upon the acquisition of 60% of Alphaville, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of Alphaville on accrual basis of accounting. From January 1, 2009, the goodwill from the acquisition of Alphaville was no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of Alphaville 's capital stock based on the fair value of Alphaville, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of Alphaville within five years (20% in 2010 and 20% in 2012) for settlement in cash or shares, at the Company's sole discretion.

On October 26, 2007, the Company acquired 70% of Cipesa and Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa will be evaluated, at least annually for impairment.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2009, based on the estimated profit before taxes on net income of these SPEs. In the year ended December 31, 2009, the Company amortized negative goodwill amounting to R$ 9,114 arising from the acquisition of these SPEs (2008 – R$ 12,713).

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As mentioned in Note 1, on October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008, and by the negative effects on realization of certain assets arising from the acquisition of Tenda. In 2009, the total gain on partial sale of Fit Residencial was amortized in the amount of R$ 169,394 (R$ 41,008 in 2008).

On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties were advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844, based on book value.

(a) Ownership interests

(i) Information on investees

	Interest - %		Shareholders’ Equity		Net Income (loss)

Investees	2009	2008	2009	2008	2009	2008

Tenda	100.00	60.00	1,130,759	1,062,214	64,450	26,142

Fit Residencial	-	100.00	-	-	-	(22,263)

Bairro Novo	-	50.00	-	8,164	-	(18,312)

AUSA	60.00	60.00	99,842	69,211	39,610	35,135

Cipesa Holding	100.00	100.00	42,294	62,157	(1,216)	(6,349)

Península SPE1 S.A.	50.00	50.00	(4,120)	(1,139)	(2,431)	205

Península SPE2 S.A.	50.00	50.00	600	98	502	1,026

Res. das Palmeiras SPE Ltda.	100.00	100.00	2,316	2,545	26	264

Gafisa SPE 27 Ltda.	100.00	-	14,114	-	(778)	-

Gafisa SPE 28 Ltda.	100.00	-	(3,293)	-	(1,588)	-

Gafisa SPE 30 Ltda.	100.00	-	18,229	-	(334)	-

Gafisa SPE 31 Ltda.	100.00	-	26,901	-	(532)	-

Gafisa SPE 35 Ltda.	100.00	-	5,393	-	(1,274)	-

Gafisa SPE 36 Ltda.	100.00	-	5,362	-	68	-

Gafisa SPE 37 Ltda.	100.00	-	4,020	-	(140)	-

Gafisa SPE 38 Ltda.	100.00	-	8,273	-	1,447	-

Gafisa SPE 39 Ltda.	100.00	-	8,813	-	2,469	-

Gafisa SPE 41 Ltda.	100.00	-	31,883	-	(2,593)	-

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	Interest - %		Shareholders’ Equity		Net Income (loss)

Investees	2009	2008	2009	2008	2009	2008

Villagio Trust	50.00	-	4,279	-	(576)

Gafisa SPE 40 Ltda.	50.00	50.00	6,976	5,841	1,424	1,269

Gafisa SPE 42 Ltda.	100.00	50.00	12,128	6,997	949	6,799

Gafisa SPE 44 Ltda.	40.00	40.00	3,586	(377)	(153)	(192)

Gafisa SPE 45 Ltda.	100.00	99.80	1,812	1,058	(212)	(8,904)

Gafisa SPE 46 Ltda.	60.00	60.00	4,223	5,498	(3,436)	3,384

Gafisa SPE 47 Ltda.	80.00	80.00	16,571	6,639	(357)	(159)

Gafisa SPE 48 Ltda.	-	99.80	-	21,656	1,674	818

Gafisa SPE 49 Ltda.	100.00	99.80	205	(58)	(3)	(57)

Gafisa SPE 53 Ltda.	80.00	60.00	5,924	2,769	2,933	1,895

Gafisa SPE 55 Ltda.	-	99.80	-	20,540	2,776	(3,973)

Gafisa SPE 65 Ltda.	80.00	70.00	3,725	(281)	877	(732)

Gafisa SPE 68 Ltda.	100.00	99.80	(555)	-	(1)	(1)

Gafisa SPE 72 Ltda.	80.00	60.00	347	(22)	(1,080)	(22)

Gafisa SPE 73 Ltda.	80.00	70.00	3,551	(155)	(57)	(155)

Gafisa SPE 74 Ltda.	100.00	99.80	(339)	(330)	(9)	(331)

Gafisa SPE 59 Ltda.	100.00	99.80	(5)	(2)	(4)	(1)

Gafisa SPE 76 Ltda.	50.00	99.80	84	-	(1)	(1)

Gafisa SPE 78 Ltda.	100.00	99.80	-	-	-	(1)

Gafisa SPE 79 Ltda.	100.00	99.80	(3)	(1)	(2)	(2)

Gafisa SPE 75 Ltda.	100.00	99.80	(74)	(27)	(47)	(28)

Gafisa SPE 80 Ltda.	100.00	99.80	(2)	-	(3)	(1)

Gafisa SPE-85 Empr. Imob.	80.00	60.00	7,182	(756)	4,878	(1,200)

Gafisa SPE-86	-	99.80	-	(82)	(228)	(83)

Gafisa SPE-81	100.00	99.80	1	1	-	-

Gafisa SPE-82	100.00	99.80	1	1	-	-

Gafisa SPE-83	100.00	99.80	(5)	1	(6)	-

Gafisa SPE-87	100.00	99.80	61	1	(140)	-

Gafisa SPE-88	100.00	99.80	6,862	1	5,068	-

Gafisa SPE-89	100.00	99.80	36,049	1	8,213	-

Gafisa SPE-90	100.00	99.80	(93)	1	(94)	-

Gafisa SPE-84	100.00	99.80	10,632	1	3,026	-

Dv Bv SPE S.A.	50.00	50.00	432	(439)	871	126

DV SPE S.A.	50.00	50.00	1,868	932	936	(527)

Gafisa SPE 22 Ltda.	100.00	100.00	6,001	5,446	554	1,006

Gafisa SPE 29 Ltda.	70.00	70.00	589	257	547	271

Gafisa SPE 32 Ltda.	80.00	80.00	5,834	(760)	1,515	(760)

Gafisa SPE 69 Ltda.	100.00	99.80	1,893	(401)	(247)	(402)

Gafisa SPE 70 Ltda.	55.00	55.00	12,685	6,696	(63)	-

Gafisa SPE 71 Ltda.	80.00	70.00	4,109	(794)	3,120	(795)

Gafisa SPE 50 Ltda.	80.00	80.00	12,098	7,240	5,093	1,532

Gafisa SPE 51 Ltda.	-	90.00	-	15,669	8,096	6,620

Gafisa SPE 61 Ltda.	100.00	99.80	(19)	(14)	(4)	(14)

Tiner Empr. e Part. Ltda.	45.00	45.00	11,573	26,736	(750)	15,762

O Bosque Empr. Imob. Ltda.	60.00	30.00	8,862	15,854	(710)	(62)

Alta Vistta	50.00	50.00	(3,279)	3,428	(6,707)	4,073

Dep. José Lages	50.00	50.00	544	34	660	433

Sitio Jatiuca	50.00	50.00	12,161	1,259	10,902	4,088

Spazio Natura	50.00	50.00	1,393	1,400	(8)	(28)

Parque Aguas	50.00	50.00	8,033	(1,661)	6,635	(1,529)

Parque Arvores	50.00	50.00	14,780	(1,906)	12,454	(1,698)

Dubai Residencial	50.00	50.00	10,613	5,374	4,286	(627)

Cara de Cão	50.00	65.00	-	40,959	2,319	19,907

Costa Maggiore	50.00	50.00	4,065	3,892	2,137	4,290

Gafisa SPE 91Ltda.	100.00	-	1	-	-	-

Gafisa SPE 92 Ltda.	80.00	-	(553)	-	(554)	-

Gafisa SPE 93 Ltda.	100.00	-	212	-	211	-

Gafisa SPE 94 Ltda.	100.00	-	4	-	3	-

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	Interest - %	Shareholders’ Equity		Net Income (loss)

Investees	2009	2008	2009	2008	2009	2008

Gafisa SPE 95 Ltda.	100.00	-	(15)	-	(16)	-

Gafisa SPE 96 Ltda.	100.00	-	(58)	-	(59)	-

Gafisa SPE 97 Ltda.	100.00	-	6	-	5	-

Gafisa SPE 98 Ltda.	100.00	-	(37)	-	(38)	-

Gafisa SPE 99 Ltda.	100.00	-	(24)	-	(25)	-

Gafisa SPE 100 Ltda.	100.00	-	1	-	(1)	-

Gafisa SPE 101 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 102 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 103 Ltda	100.00	-	(40)	-	(41)	-

Gafisa SPE 104 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 105 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 106 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 107 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 108 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 109 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 110 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 111 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 112 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 113 Ltda.	100.00	-	1	-	-	-

City Park Brotas Emp. Imob. Ltda.	50.00	-	3,094	-	1,244	-

City Park Acupe Emp. Imob. Ltda.	50.00	-	1,704	-	1,204	-

Patamares 1 Emp. Imob. Ltda	50.00	-	5,495	-	(69)	-

City Park Exclusive Emp. Imob. Ltda.	50.00	-	(188)	-	(189)	-

Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	-	6,285	-	863	-

Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	-	1,338	-	-	-

Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	-	5,723	-	1,927	-

Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	-	2,813	-	-	-

Gafisa FIDC.	100.00	-	14,977	-	-	-

(ii) Recorded balances

					Equity in earnings
	Interest - %		Investments		(losses)

Investees	2009	2008	2009	2008	2009	2008

Tenda	100.00	60.00	1,130,759	637,328	38,670	15,589

Fit Residencial	-	60.00	-	-	-	(22,263)

Bairro Novo	-	50.00	-	4,176	-	(9,156)

SPE Cotia	-	-	-	-	136	-

AUSA	60.00	60.00	59,905	41,527	18,378	21,081

Cipesa Holding	100.00	100.00	42,746	43,510	(1,216)	(4,444)

			1,233,410	726,541	55,968	807

Península SPE1 S.A.	50.00	50.00	(2,060)	(569)	(1,216)	102

Península SPE2 S.A.	50.00	50.00	300	49	251	513

Res. das Palmeiras SPE Ltda.	100.00	90.00	2,316	2,290	26	238

Gafisa SPE 27 Ltda.	100.00	-	14,114	-	(778)	-

Gafisa SPE 28 Ltda.	100.00	-	(3,293)	-	(1,588)	-

Gafisa SPE 30 Ltda.	100.00	-	18,229	-	(334)	-

Gafisa SPE 31 Ltda.	100.00	-	26,901	-	(532)	-

Gafisa SPE 35 Ltda.	100.00	-	5,393	-	(1,274)	-

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					Equity in earnings
	Interest - %		Investments		(losses)

Investees	2009	2008	2009	2008	2009	2008

Gafisa SPE 36 Ltda.	100.00	-	5,362	-	68	-

Gafisa SPE 37 Ltda.	100.00	-	4,020	-	(140)	-

Gafisa SPE 38 Ltda.	100.00	-	8,273	-	1,447	-

Gafisa SPE 39 Ltda.	100.00	-	8,812	-	2,469	-

Gafisa SPE 41 Ltda.	100.00	-	32,050	-	(2,593)	-

Villagio Trust	50.00	-	2,140	-	(288)	-

Gafisa SPE 40 Ltda.	50.00	50.00	3,488	2,921	567	634

Gafisa SPE 42 Ltda.	100.00	50.00	12,128	3,498	4,274	3,399

Gafisa SPE 44 Ltda.	40.00	40.00	1,434	(151)	1,585	(77)

Gafisa SPE 45 Ltda.	100.00	99.80	1,812	1,056	(211)	(8,886)

Gafisa SPE 46 Ltda.	60.00	60.00	2,534	3,299	(765)	2,031

Gafisa SPE 47 Ltda.	80.00	80.00	13,256	6,626	6,630	(159)

Gafisa SPE 48 Ltda. (**)	-	99.80	-	21,656	993	816

Gafisa SPE 49 Ltda.	100.00	99.80	205	(58)	(3)	(57)

Gafisa SPE 53 Ltda.	80.00	60.00	4,739	1,662	2,346	1,137

Gafisa SPE 55 Ltda. (**)	-	99.80	-	20,540	2,776	(3,965)

Gafisa SPE 65 Ltda.	80.00	70.00	2,980	(281)	702	(731)

Gafisa SPE 67 Ltda.	-	99.80	-	1	-	-

Gafisa SPE 68 Ltda.	100.00	99.80	(1)	-	-	(1)

Gafisa SPE 72 Ltda.	80.00	60.00	278	(22)	(864)	(22)

Gafisa SPE 73 Ltda.	80.00	70.00	2,841	(154)	(46)	(155)

Gafisa SPE 74 Ltda.	100.00	99.80	(339)	(330)	(9)	(330)

Gafisa SPE 59 Ltda.	100.00	99.80	(5)	(2)	(4)	(1)

Gafisa SPE 76 Ltda.	50.00	99.80	42	-	-	(1)

Gafisa SPE 78 Ltda.	100.00	99.80	-	-	-	(1)

Gafisa SPE 79 Ltda.	100.00	99.80	(3)	-	(2)	(1)

Gafisa SPE 75 Ltda.	100.00	99.80	(74)	(27)	(47)	(28)

Gafisa SPE 80 Ltda.	100.00	99.80	(2)	-	(3)	(1)

Gafisa SPE-85 Empr. Imob.	80.00	60.00	5,746	(378)	3,902	(600)

Gafisa SPE-86	-	99.80	-	(82)	(228)	(83)

Gafisa SPE-81	100.00	99.80	1	1	-	-

Gafisa SPE-82	100.00	99.80	1	1	-	-

Gafisa SPE-83	100.00	99.80	(5)	1	(6)	-

Gafisa SPE-87	100.00	99.80	61	1	(140)	-

Gafisa SPE-88	100.00	99.80	6,862	1	5,068	-

Gafisa SPE-89	100.00	99.80	36,049	1	8,213	-

Gafisa SPE-90	100.00	99.80	(93)	1	(94)	-

Gafisa SPE-84	100.00	99.80	10,632	1	3,026	-

Dv Bv SPE S.A.	50.00	50.00	216	(219)	435	63

DV SPE S.A.	50.00	50.00	934	466	468	(263)

Gafisa SPE 22 Ltda.	100.00	100.00	6,001	5,446	555	1,006

Gafisa SPE 29 Ltda.	70.00	70.00	412	180	383	190

Gafisa SPE 32 Ltda.	80.00	80.00	4,667	(760)	1,212	(759)

Gafisa SPE 69 Ltda.	100.00	99.80	1,893	(401)	2,496	(401)

Gafisa SPE 70 Ltda.	55.00	55.00	6,976	6,683	(35)	-

Gafisa SPE 71 Ltda.	80.00	70.00	3,286	(794)	1,508	(793)

Gafisa SPE 50 Ltda.	80.00	80.00	9,679	5,792	4,075	1,226

Gafisa SPE 51 Ltda. (**)	-	90.00	-	12,535	7,691	5,296

Gafisa SPE 61 Ltda.	100.00	99.80	(19)	(14)	(4)	(14)

Tiner Empr. e Part. Ltda.	45.00	45.00	5,208	12,031	(337)	7,093

O Bosque Empr. Imob. Ltda.	60.00	30.00	5,317	4,756	(426)	(19)

Alta Vistta	50.00	50.00	(1,639)	1,714	(3,354)	2,036

Dep. José Lages	50.00	50.00	272	17	330	216

Sitio Jatiuca	50.00	50.00	6,080	629	5,451	2,044

Spazio Natura	50.00	50.00	696	700	(4)	(14)

Parque Aguas	50.00	50.00	4,016	(830)	3,318	(765)

Parque Arvores	50.00	50.00	7,390	(953)	6,227	(849)

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					Equity in earnings
	Interest - %		Investments		(losses)

Investees	2009	2008	2009	2008	2009	2008

Dubai Residencial	50.00	50.00	5,307	2,687	2,143	(313)

Cara de Cão	50.00	65.00	-	26,623	1,507	12,455

Costa Maggiore	50.00	50.00	2,032	1,946	1,068	2,145

Gafisa SPE 91.	100.00	-	1	-	-	-

Gafisa SPE 92.	80.00	-	(442)	-	(443)	-

Gafisa SPE 93.	100.00	-	212	-	211	-

Gafisa SPE 94.	100.00	-	4	-	3	-

Gafisa SPE 95.	100.00	-	(15)	-	(16)	-

Gafisa SPE 96.	100.00	-	(58)	-	(59)	-

Gafisa SPE 97.	100.00	-	6	-	5	-

Gafisa SPE 98.	100.00	-	(37)	-	(38)	-

Gafisa SPE 99.	100.00	-	(24)	-	(25)	-

Gafisa SPE 100.	100.00	-	1	-	(1)	-

Gafisa SPE 101.	100.00	-	1	-	-	-

Gafisa SPE 102.	100.00	-	1	-	-	-

Gafisa SPE 103.	100.00	-	(40)	-	(42)	-

Gafisa SPE 104.	100.00	-	1	-	-	-

Gafisa SPE 105.	100.00	-	1	-	-	-

Gafisa SPE 106 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 107 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 108 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 109 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 110 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 111 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 112 Ltda.	100.00	-	1	-	-	-

Gafisa SPE 113 Ltda.	100.00	-	1	-	-	-

City Park Brotas Emp. Imob. Ltda.	50.00	-	1,547	-	622	-

City Park Acupe Emp. Imob. Ltda.	50.00	-	852	-	602	-

Patamares 1 Emp. Imob. Ltda	50.00	-	2,747	-	(35)	-

City Park Exclusive Emp. Imob. Ltda.	50.00	-	(94)	-	(94)	-

Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	-	3,142	-	432	-

Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	-	669	-	-	-

Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	-	2,862	-	964	-

Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	-	1,406	-	-	-

Gafisa FIDC.	100.00	-	14,977	-	-	-

			323,576	139,785	69,971	23,351

			1,556,986	866,326	125,939	24,158

Other investments (*)			339,069	313,118	-	-

Provision for loss on investments			8.242	6,026	-	-

CPC Adjustments			-	-	-	(1,062)

Total investments			1,904,297	1,185,470	125,939	23,096

(*) As a result of the setting up in January 2008 of a special partnership (SCP), the Company started to hold quotas in such partnership that totaled R$ 339,069 at December 31, 2009 (December 31, 2008 – R$ 313,118) as described in Note 12.
(**) In the year ended December 31, 2009, a transfer of quotas of this Company to the SCP was made for the respective net book value.

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(b) Negative goodwill on acquisition of subsidiaries and deferred gain on partial sale of investments

			2009	2008

	Cost	Accumulated	Net
		amortization

Negative goodwill

Redevco	(31,235)	21,827	(9,408)	(18,522)

Gain on partial sale of
investment

Tenda	(210,402)	210,402	-	(169,394)

9. Intangible assets

					Consolidated

				2009	2008

	Cost		Accumulated	Net	Net
			amortization

Goodwill (negative
goodwill)

AUSA		170,941	(18,085)	152,856	152,856

Cipesa		40,686	-	40,686	40,686

Others		3,741	(2,195)	1,546	1,546

		215,368	(20,280)	195,088	195,088

Other intangible assets				9,598	18,067
(a)

				204,686	213,155

(a) Refers to expenditures on acquisition and implementation of information systems and software licenses.

10. Loans and financing

		Parent Company		Consolidated

Type of operation	Annual interest rates	2009	2008	2009	2008

Working capital:

Denominated in US$ (i)	7%	-	146,739	-	146,739

Denominated in Yen (i)	1.4%	-	166,818	-	166,818

Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	-	(32,962)	-	(32,962

Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	-	(53,790)	-	(53,790)

CCB and Other	0.66% to 3.29% + CDI	516,397	211,096	736,736	435,730

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		Parent Company		Consolidated

Type of operation	Annual interest rates	2009	2008	2009	2008

		516,397	437,901	736,736	662,535

National Housing System – SFH
(a)	TR + 6.2% to 11.4%	322,981	191,614	467,019	372,255

Assumption of debts arising from
the merge of subsidiaries (b)	TR + 10% to 12.0%	-	8,107	-	8,810

Other	TR + 6.2%	-	4,167	-	4,576

		839,378	641,789	1,203,755	1,048,176

Current portion		514,831	317,236	678,312	447,503

Non-current portion		324,547	324,553	525,443	600,673

(i) Loans and financing classified at fair value through income (Nota 17(a)(ii));
(ii) Derivatives classified as financial assets at fair value through income (Nota 17(a)(ii)).

Rates

CDI – Interbank Deposit Certificate TR – Referential Rate.

(a) Funding for working capital and SFH and for developments correspond to credit lines from financial institutions.

(b) Downstream merger obligations correspond to debts assumed from former shareholders.

At December 31, 2009, the Company has resources approved to be released for approximately 85 ventures amounting to R$ 605,433 (parent company) and R$ 1,204,076 (consolidated) that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Consolidated non-current portion matures as follows:

	Parent		Consolidated
	company

	2009	2008	2009	2008

2010	-	208,394	-	345,021

2011	303,678	116,159	413,583	181,549

2012	19,431	-	71,854	40,548

2013	1,438	-	40,006	33,555

2014 onwards	-	-	-	-

	324,547	324,553	525,443	600,673

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Loans and financing are guaranteed by sureties of the Company, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties (amount of R$ 3,536,846 – not audited).

Additionally, the consolidated balance of financial investments pledged in guarantee amounts R$ 47,265 at December 31, 2009 (R$ 76,928 at December 31, de 2008) (Note 4).

Financial expenses of loans, finance and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	Parent company		Consolidated

	2009	2008	2009	2008

Gross financial charges	216,371	126,551	308,466	184,461

Capitalized financial charges	(58,045)	(80,631)	(98,072)	(123,453)

Net financial charges	158,326	45,920	210,394	61,008

Financial charges included in
Properties for sale

Opening balance	70,191	14,416	88,200	18,241

Capitalized financial charges	58,045	80,631	98,072	123,453

Charges appropriated to income	(58,677)	(24,856)	(94,704)	(53,494)

Closing balance	69,559	70,191	91,568	88,200

11. Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Program of Debenture Distribution, which allows it to place up to R$ 600,000 simple subordinated debentures, non-convertible into shares, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the issuance will be exclusively used in the finance of real estate ventures focused only on the popular segment and that meet the eligibility criteria.

In August 2009, the Company obtained approval for its sixth issuance of simple debentures non-convertible into shares in two series, secured by a general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.

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In December 2009, the Company obtained approval for its seventh issuance of simple debentures nonconvertible into shares in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features. Under the First Program of Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000, as shown below:

				Parent company		Consolidated

		Annual
Program/issuances	Principal	remuneration	Maturity	2009	2008	2009	2008

Second program/first	240,000	CDI + 1.30%	September
issuance / first issuance			2011	198,254	248,679	198,254	248,679

Third program/first	250,000	107.20% CDI	June 2013
issuance				252,462	255,266	252,462	255,266

Sixth issuance	250,000	CDI + 2% to	August 2011
		3.25%		260,680	-	260,680	-

Seventh issuance	600,000	TR + 8.25%	December
			2014	595,725	-	595,725	-

First issuance (Tenda)	600,000	TR + 8%	April 2014	-	-	611,256	-

				1,307,121	503,945	1,918,377	503,945

Current portion				111,121	61,945	122,377	61,945

Non-current portion, principal				1,196,000	442,000	1,796,000	442,000

Consolidated non-current portions mature as follows:

	Parent company		Consolidated

	2009	2008	2009	2008

2010	-	96,000	-	96,000

2011	346,000	96,000	346,000	96,000

2012	125,000	125,000	275,000	125,000

2013	425,000	125,000	725,000	125,000

2014	300,000	-	450,000	-

	1,196,000	442,000	1,796,000	442,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these covenants.

The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5 million and R$ 10 million, respectively, requires the Company to early amortize the first issuance of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for taking out the covenant that limited the Company’s net debt to R$ 1.0 billion and increasing the financial flexibility, changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these changes, interest repaid by the Company increased to CDI + 2% to 3.25% per year. The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at December 31 are as follows:

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	2009	2008

Second program – first issuance

Total debt, less debt of projects, less cash and cash equivalents cannot
exceed 75% of shareholders’ equity plus noncontrolling interests	1%	N/A

Total debt, less SFH debt, less cash and cash equivalents cannot exceed
75% of shareholders’ equity	n/a	35%

Total receivables from clients, plus inventory of finished units, required to
be over 2.0 times total debt	2.3 times	3.3 times

Total debt, less cash, cash equivalents, required to be under R$ 1.0 billion	N/A	R$946.6 million

Third program – first issuance

Total debt, less SFH debt, less cash and cash equivalents cannot exceed
75% of shareholders’ equity	53%	35%

Total accounts receivable plus inventory of finished units required to be
over 2.2 times net debt	4.1 times	5.5 times

Seventh issuance

EBIT balance is under 1.3 times the net financial expense	-5.9 times	N/A

Total accounts receivable plus inventory of finished units required to be 2.0
over times net debt and debt of projects	292.3 times	N/A

Total debt less debt of project, less cash and cash equivalents cannot
exceed 75% of shareholders’ equity plus noncontrolling interest	1%	N/A

At December 31, 2009, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

12. Other accounts payable

	2009	2008	2009	2008

Obligation to venture partners (a)	300,000	300,000	300,000	300,000

Credit assignments	104,176	32,177	122,360	67,552

Acquisition of investments	3,922	25,296	21,090	30,875

Other accounts payable	12,486	26,336	64,550	27,175

Rescission reimbursement payable	-	-	28,573	28,191
and provisions

SCP dividends	-	-	11,004	16,398

FIDC obligations	-	-	41,308	-

Warranty provision	17,782	11,900	25,082	17,499

Provision for loss on investments	8,242	6,026	-	-

	446,608	401,735	613,967	487,690

Current portion	113,578	82,429	205,657	97,931

Non-current portion	333,030	319,306	408,310	389,759

(a) In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. At December 31, 2009, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders, the venture is treated as a variable interest entity and the Company deemed to be the primary beneficiary; at December 31, 2009, Obligations to venture partners amounting to R$ 300,000 mature on January 31, 2014. The SCP has a defined term which ends on January 31, 2014 at which time the Company is required to redeem the venture partner's interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, at December 31, 2009, the amount accrued totaled R$ 11,004. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At December 31, 2009, the SCP and the Company were in compliance with these clauses.

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13. Commitments and provision for contingencies

The Company and its subsidiaries are party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

In the year ended December 31, 2009, the changes in the provision for contingencies are summarized as follows:

	Parent company	Consolidated

Balance at December 31, 2008	11,642	57,364

Additions	72,272	85,784

Write-offs	(3,181)	(21,809)

Balance at December 31, 2009	80,733	121,339

( - ) Judicial deposits	(40,732	(48,386)

	40,001	72,953

Current portion	11,266	11,266

Non-current portion	28,735	61,687

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(a) Tax, labor and civil lawsuits

	Parent company		Consolidated

	2009	2008	2009	2008

Civil lawsuits (a)	78,081	9,325	91,708	27,779

Tax lawsuits (b)	6	-	20,737	19,608

Labor claims	2,646	2,317	8,894	9,977

	80,733	11,642	121,339	57,364

( - ) Judicial deposits	(40,732)	(2,518)	(48,386)	(3,834)

Net balance	40,001	9,124	72,953	53,530

(a) As of December 31, 2009, the provisions for contingencies for civil lawsuits include R$ 71,322, related to legal cases in which the Company was cited as successor in foreclosure actions, in which the original debtor was a former shareholder of Gafisa; Cimob Companhia Imobiliária (“Cimob”), among other shareholder related parties. The plaintiff claims that the Company should be held liable for the debts of Cimob. In the year ended December 31, 2009, the Company recorded an additional provision of R$ 65,820, following unfavorable judicial decisions, which led the Company to seek new legal opinions and reevaluate the estimate of probable loss. Guarantee insurance provides coverage for R$17,678, a further R$ 64,882 is deposited in escrow, in connection with the blocking of Gafisa’s bank accounts; and there is also the retaining of Gafisa’s treasury shares to guarantee the foreclosure. The Company has filed appeals against all decisions, as it believes that the reference of Gafisa in the lawsuits is not legally justifiable; and Management is confident that its position will prevail enabling the escrow deposits to be released. In other similar cases, the Company has obtained favorable decisions in which it was awarded final and unappealable decisions overturning claims where the Company was initially found to be liable for certain debts of Cimob. The ultimate outcome of the Company’s appeal, however, cannot be predicted at this time.

(b) The subsidiary Alphaville is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 10,438 and is recorded in a provision in the financial information at December 31, 2009.

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At December 31, 2009, the Company and its subsidiaries are monitoring other lawsuits and risks, the likelihood of which, based on the position of legal counsel, is possible but not probable, in the amount of approximately R$ 91,372, according to the historical average of lawsuits and for which management believes a provision for loss is not necessary.

(b) Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities.

As described in Note 4, at December 31, 2009, the Company has resources approved and recorded as financial investments restricted guarantee which will be released to the extent ventures progresses in the total amount of R$ 27,964 (parent company) and R$ 47,265 (consolidated) to meet these commitments.

14. Obligations for purchase of land and advances from clients

	Parent company		Consolidated

	2009	2008	2009	2008

Obligations for purchase of land, net of
adjustment to present value	186,503	282,582	359,472	457,511

Advances from clients

Development and sales	78,197	27,739	222,284	90,363

Barter transactions	27,070	50,179	40,054	104,909

	291,770	360,500	621,810	652,783

Current portion	240,164	250,942	475,409	421,584

Non-current portion	51,606	109,558	146,401	231,199

The reversal of present value adjustment recorded at Real estate development operating costs for the years ended December 31, 2009 amount to R$ (2,962) (parent company) and R$ (3,435) (consolidated).

15. Shareholders’ equity

15.1. Capital

At December 31, 2009, the Company's capital amounted to R$ 1,627,275 represented by 167,077,137 nominative common shares without par value, 299,743 of which were held in treasury.

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In 2008, the increase in capital was approved in the amount of R$ 7,671, related to the stock option plan and the exercise of 510,425 common shares.

On April 30, 2009, the distribution of minimum mandatory dividends for 2008 was approved in the total amount of R$ 26,104, paid in December 2009.

On September 24, 2009, the trading at stock exchange of up to 2,825,229 shares held in treasury was approved by the Company, as the circumstances that resulted in the holding of such shares in treasury no longer exist. In the year ended December 31, 2009, the amount received from the sale of such shares amounted to R$ 82,406, representing a gain of R$ 65,727.

As mentioned in Note 1, on December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda.

Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844, of which R$ 60,822 shall be used to set up a capital reserve and the balance of R$ 388,022 to increase capital.

In 2009, the increase in capital was approved in the amount of R$ 9,736, related to the stock option plan and the exercise of 1,100,056 common shares.

The change in the number of outstanding shares (in thousands) are as follows:

Common shares – in thousands

At December 31, 2007	129,452

Exercise of stock option plan	511

At December 31, 2008	129,963

Exercise of stock option plan	1,100

Sale of treasury shares	2,825

Merger of shares issued by Tenda	32,889

At December 31, 2009	166,777

15.2. Distribution of net income for the year

Pursuant to the Company’s Bylaws, the net income for the year IS distributed as follows: (i) 5% to legal reserve until such reserve represents 20% of paid-up capital, and (ii) 25% of remaining balance to pay mandatory dividends to all shareholders Management’s proposal for distribution of net income for the year ended December 31, 2009 (subject to approval at the Annual Shareholders’ Meeting) are as follows:

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	2009	2008

Net income for the year	213,540	109,921

Legal reserve	(10,677)	(5,496)

	202,863	104,425

Minimum mandatory dividends - 25%	(50,716)	(26,104)

Dividend per common share	0.3041	0.2009

Pursuant to Article 36 of the Company’s Bylaws, amended on March 21, 2007, the recognition of statutory investment reserve became mandatory, the amount of which may not exceed 71.25% of net income. The purpose of the reserve is to retain funds for financing the expansion of the activities of the Company including the subscription of capital increase or creation of new ventures, participation in consortia or other forms of association for the achievement of the Company’s corporate objectives.

15.3. Stock option plans

(i) Gafisa

The Company provides six stock option plans. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest at 3%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments in the year ended December 31, 2009. The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest at 3%.

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In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The assumptions adopted for recording the stock option plan for 2009 were the following: expected volatility of 40%, expected share dividends of 1.91%, and risk-free interest rate at 8.99% .

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$ 4,447 for the year ended December 31, 2009.

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	2009		2008

	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price

Options outstanding at the beginning of the year	5,930,275	26.14	5,174,341	22.93

Options granted	3,742,500	15.76	2,145,793	31.81

Options exercised	(1,100,056)	15.64	(441,123)	16.72

Options exchanged	(3,252,280)	31.30	-	-

Options expired	-		(3,675)	20.55

Options cancelled	(197,742)	32.99	(945,061)	20.55

Options outstanding at the end of the year	5,122,697	24.36	5,930,275	26.14

Options exercisable at the end of the year	1,656,462	26.74	4,376,165	28.00

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(i) In the years ended December 31, 2008 and 2009, the amounts received for exercised options were R$ 7,671 and R$ 9,736. respectively.

The analysis of prices is as follows:

	Reais

	2009	2008

Exercise price per share at the end of the year	8.10 -41.62	7.86-39.95

Weighted average of exercise price at the option
grant date	17.23	21.70

Weighted average market price per share at the
grant date	16.19	27.27

Market price per share at the end of the year	28.24	10.49

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The Company recognized stock option expenses of the amounts of R$ 9,765 (parent company) and R$ 14,427 (consolidated) in operating expenses. The amounts recognized in the parent company represent the realization of the capital reserve in shareholders’ equity.

(ii) Tenda

Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

For the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. For the options granted in 2009, the vesting price is adjusted by the IGP-M variation, plus interests at 3%. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

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The changes in the number of stock options and their corresponding weighted average exercise price for the year are as follows:

	2009		2008

	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price

Options outstanding at the beginning of
the year	2,070,000	7.20	-	-

Options granted	3,056,284	1.38	2,640,000	7.20

Options exercised	(175,333)	2.65	-	-

Options cancelled	(994,417)	0.27	(570,000)	7.20

Options outstanding at the end of the
year	3,956,534	4.64	2,070,000	7.20

The market price of Tenda shares at December 31, 2009 was R$ 5.50.

From September 2009, the market value of each option granted was estimated at the grant date using the Binomial and Monte Carlo option pricing models in replacement for the Black-Scholes model. In the year ended December 31, 2009, Tenda recorded stock option expenses of the amount R$ 4,234.

(iii) Alphaville

The subsidiary Alphaville has three stock option plans, the first launched in 2007 which was approved at the June 26, 2007 at the Annual Shareholders' Meeting and of the Board of Directors’ Meetings.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2009		2008

	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price

Options outstanding at the beginning
of the year	2,138	6,843.52	1,474	6,522.92

Options granted	-	-	720	7,474.93

Options exercised	(402)	7,610.23	-	-

Options cancelled	(179)	8,376.94	(56)	6,522.92

Options outstanding at the end of the
year	1,557	6,469.28	2,138	6,843.52

On December 31, 2009, 729 options were exercisable. The exercise prices per option on December 31, 2009 were from R$ 8,582.43 to R$ 8,712.56.

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The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

Alphaville recorded expenses for the stock option plan amounting to R$ 428 for the year ended December 31, 2009 as a result of the replacement of the Black-Scholes for the Binomial option pricing model.

16. Deferred taxes

Deferred taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

According to CVM Instruction No. 371, of June 27, 2002, the Company, based on a technical study, approved by Management, on the estimate of future taxable income, recognized tax credits on income tax and social contribution loss carryforwards for prior years, which do not have maturity and can be offset up to 30% of annual taxable income. The carrying amount of deferred tax asset is periodically reviewed, whereas projects are reviewed annually; in case there are significant factors that may change such projection, these are reviewed over the year by the Company.

Deferred taxes result from the following:

	Parent company		Consolidated

	2009	2008	2009	2008

Assets

Temporary differences - Lalur	74,144	44,154	95,243	52,321

Income tax and social contribution loss
carryforwards	9,573	10,684	113,847	76,640

Tax credits from downstream merger	3,114	6,227	13,644	21,611

Temporary differences - CPC	51,225	39,680	58,554	39,680

	138,056	100,745	281,288	190,252

Liabilities

Negative goodwill	85,896	18,266	85,896	18,266

Temporary differences - CPC	23,628	18,122	26,601	18,122

Differences between income taxed on cash
basis and recorded on accrual basis	77,338	62,732	303,268	202,743

	186,862	99,120	415,765	239,131

Current portion	-	-	79,474	-
Non-current portion	186,862	99,120	336,291	239,131

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the conclusion of the corresponding projects.

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Other than for Tenda, Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Management considers that deferred tax assets arising from temporary differences will be realized at the extent the contingencies and events are settled.

Based on estimated future taxable income of Gafisa, the expected recovery profile of the income tax and social contribution net operating loss carryforwards of the parent company and Tenda is:

	Parent company	Consolidated

2010	-	-

2011	9,573	17,574

2012	-	18,270

2013	-	18,455

2014		33,927

Thereafter	-	25,621

Total	9,573	113,847

The reconciliation of the statutory to effective tax rate for the years ended December 31, 2009 and 2008 is as follows:

		Consolidated

	2009	2008

Income before taxes on income and noncontrolling interest	380,346	210,051

Income tax calculated at the standard rate - 34%	(129,317)	(71,417)

Net effect of subsidiaries taxed on presumed profit regime	48,703	22,122

Deferred income tax – prior to the acquisition date of subsidiary	-	12,419

Amortization of negative goodwill	(6,937)	-

Tax losses (negative tax basis used)	183	3,946

Stock option plan	(4,905)	(10,088)

Other permanent differences	(3,133)	(379)

	(95,406)	(43,397)

(a) Adherence to the “Crisis Tax Recovery Program” (Crisis Refis)

On November 30, 2009, the Company and its subsidiaries Tenda, Alphaville and Gafisa Vendas adhered to the cash and installment payment of debits with the Federal Revenue Service and the Attorney-General Office of the National Treasury, in the so called “Crisis Refis”.

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The Company opted for the cash payment of tax debits amounting to R$ 17,304, of which R$ 10,438 in cash and R$ 6,866 by offsetting tax losses.

The subsidiaries Tenda, Alphaville and Gafisa Vendas opted for the installment payment of tax debits amounting to R$ 6,644, R$ 980 and R$ 192, recognizing gains of R$ 568, R$ 360 and R$70, respectively.

The consolidated gain of the Company and its subsidiaries with the adherence to Refis amounted to R$ 3,999.

17. Financial instruments

The Company and its subsidiaries participates in operations involving financial instruments. Management of these instruments is made through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management.

The Company’s and its subsidiaries operations are subject to the risk factors described below:

(a) Risk considerations

(i) Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash, banks and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, Company management did not deem necessary the recognition of a provision to cover losses for the recovery of receivables related to delivered real estate units at December 31, 2009. There was no significant concentration of credit risks related to clients for the periods presented.

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(ii) Currency risk

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.

In 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

In the year ended December 31, 2009, the amount of R$ 1,234 related to the net positive result from the swap operations of currency and interest rates was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet.

The swap transactions described below were settled in the year ended December 31, 2009:

				Net unrealized gains
				(losses)from derivative
	Reais	Percentage		instruments

Rate swap contracts -
(US Dollar and Yen for CDI)	Nominal Value	Original Index	Swap	2009	2008

Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105 CDI	-	53,790

Banco Votorantim S.A.	100,000	US Dollar + 7	104 CDI	-	32,962

	200,000				86,752

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of these transactions.

(iii) Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

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(iv) Capital structure risk (or financial risk)

It arises from the choice between own (capital contribution and retained earnings) and third-party capital that the Company and its subsidiaries make to finance its operations. In order to mitigate liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the levels of indebtedness according to the market standards and the fulfillment of indices (covenants) provided for in loan, finance and debenture contracts.

(b) Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

(i) Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented on the balance sheets (Note 4). The contracted rates reflect usual market conditions.

Investment funds in which the Company has an exclusive interest make transactions with derivatives, among others. As mentioned in Note 4, the amount accounted for investment funds is recorded at market value at December 31.

(ii) Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value as contra-entry to results. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 10 and 11. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

18. Related Parties

18.1. Transactions with related parties

	Current account	Parent company		Consolidated

	Condominiums and consortia	2009	2008	2009	2008

A116	Alpha 4	(2,260)	(466)	(2,260)	(466)

A146	Consórcio Ezetec & Gafisa	24,289	9,341	24,289	9,341

A166	Consórcio Ezetec Gafisa	(8,217)	(9,300)	(8,217)	(9,300)

A175	Cond Constr Empr Pinheiros	3,064	2,132	3,064	2,132

A195	Condomínio Parque da Tijuca	(347)	235	(347)	235

A205	Condomínio em Const. Barra Fir	(46)	(46)	(46)	(46)

A226	Civilcorp	4,602	791	4,602	791

A255	Condomínio do Ed Barra Premiu	105	105	105	105

A266	Consórcio Gafisa Rizzo	(794)	(273)	(794)	(273)

52/65

A286	Evolucao Chacara das Flores	7	7	7	7

A315	Condomínio Passo da Patria II	569	569	569	569

A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)

A436	Alpha 3	(2,611)	(214)	(2,611)	(214)

A475	Condomínio Iguatemi	3	3	3	3

A486	Consórcio Quintas Nova Cidade	36	36	36	36

A506	Consórcio Ponta Negra	2,488	3,838	2,488	3,838

A536	Consórcio SISPAR & Gafisa	8,075	1,995	8,075	1,995

A575	Cd. Advanced Ofs Gafisa-Metro	(1,027)	(417)	(1,027)	(417)

	Current account	Parent company		Consolidated

	Condominiums and consortia	2009	2008	2009	2008

A606	Condomínio ACQUA	(3,894)	(2,629)	(3,894)	(2,629)

A616	Cond.Constr.Living	(1,790)	1,478	(1,790)	1,478

A666	Consórcio Bem Viver	(361)	5	(361)	5

A795	Cond.Urbaniz.Lot Quintas Rio	(4,836)	(486)	(4,836)	(486)

A815	Cond.Constr. Homem de Melo	83	83	83	83

A946	Consórcio OAS Gafisa - Garden	(2,375)	(1,759)	(2,375)	(1,759)

B075	Cond. de const. La Traviata	(540)		(540)

B125	Cond. Em Constr LACEDEMONIA	57	57	57	57

B226	Evolucao New Place	(673)	(665)	(673)	(665)

B236	Consórcio Gafisa Algo	722	711	722	711

B256	Columbia Outeiro dos Nobres	(153)	(153)	(153)	(153)

B336	Evolucao - Reserva do Bosque	12	5	12	5

B346	Evolucao Reserva do Parque	53	122	53	122

B496	Consórcio Gafisa&Bricks	656	(26)	656	(26)

B525	Cond.Constr. Fernando Torres	136	135	136	135

B625	Cond de Const Sunrise Reside	354	18	354	18

B746	Evolucao Ventos do Leste	117	159	117	159

B796	Consórcio Quatro Estações	(1,328)	(1,340)	(1,328)	(1,340)

B905	Cond em Const Sampaio Viana	951	951	951	951

B945	Cond. Constr Monte Alegre	1,456	1,456	1,456	1,456

B965	Cond. Constr.Afonso de Freitas	1,675	1,674	1,675	1,674

B986	Consórcio New Point	1,182	1,472	1,182	1,472

C136	Evolução - Campo Grande	612	618	612	618

C175	Condomínio do Ed Oontal Beach	(817)	43	(817)	43

C296	Consórcio OAS Gafisa - Garden	2,110	430	2,110	430

C565	Cond Constr Infra Panamby	(145)	(483)	(145)	(483)

C575	Condomínio Strelitzia	(1,035)	(851)	(1,035)	(851)

C585	Cond Constr Anthuriun	2,194	4,319	2,194	4,319

C595	Condomínio Hibiscus	2,675	2,715	2,675	2,715

C605	Cond em Constr Splendor	1,813	(1,848)	1,813	(1,848)

C615	Condomínio Palazzo	(1,504)	793	(1,504)	793

C625	Cond Constr Doble View	(3,937)	(1,719)	(3,937)	(1,719)

C635	Panamby - Torre K1	318	887	318	887

C645	Condomínio Cypris	(1,793)	(1,436)	(1,793)	(1,436)

C655	Cond em Constr Doppio Spazio	(2,592)	(2,407)	(2,592)	(2,407)

C706	Consórcio Res. Sta Cecília	9,441	2,493	9,441	2,493

D076	Consórcio Planc e Gafisa	798	270	798	270

D096	Consórcio Gafisa&Rizzo (susp)	1,649	1,239	1,649	1,239

D116	Consórcio Gafisa OAS - Abaeté	34,121	3,638	34,121	3,638

D535	Cond do Clube Quintas do Rio	1	1	1	1

D886	Cons OAS-Gafisa Horto Panamby	(14,864)	9,349	(14,864)	9,349

D896	Consórcio OAS e Gafisa – Horto Panamby	5,845	(27)	5,845	(27)

E116	Consórcio Ponta Negra – Ed Marseille	(6,142)	(1,033)	(6,142)	(1,033)

E126	Consórcio Ponta Negra – Ed Nice	(3,505)	(4,687)	(3,505)	(4,687)

E166	Manhattan Square	2,841	600	2,841	600

E336	Cons. Eztec Gafisa Pedro Luis	(11,925)	(3,589)	(11,925)	(3,589)

E346	Consórcio Planc Boa Esperança	1,342	603	1,342	603

53/65

E736	Consórcio OAS e Gafisa – Tribeca	(15,042)	(144)	(15,042)	(144)

E746	Consórcio OAS e Gafisa – Soho	16,701	(167)	16,701	(167)

E946	Consórcio Gafisa	(77)	(40)	(77)	(40)

F178	Consórcio Ventos do Leste	(1)	(1)	(1)	(1)

S016	Bairro Novo Cotia	9,506	(6,137)	9,506	(6,137)

S026	Bairro Novo Camaçari	1,259	(2,585)	1,259	(2,585)

S046	Bairro Novo Nova Iguaçu	-	(330)	-	(330)

S056	Bairro Novo Cia Aeroporto	-	(55)	-	(55)

S066	Consórcio B Novo Ap Gioania	-	(210)	-	(210)

S076	Consórcio B Novo Campinas	-	(261)	-	(261)

		49,270	9,575	49,270	9,575

	Current account	Parent company		Consolidated

	Condominiums and consortia	2009	2008	2009	2008

	GAF - GAFISA + MERGED

	Vida Participação – Construtora Tenda	45,127	-	-	-

0010	Gafisa SPE 10 SA	7,508	2,051	7,508	2,051

0060	Gafisa Vendas I.Imob Ltda	2,384	2,384	2,384	2,384

E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)

	Other	(351)	(0)	(351)	(0)

		29,668	(20,565)	(15,459)	(20,565)

	SPEs	2009	2008	2009	2008

0030	Construtora Tenda	(3,897)	(344)	-	12,058

0040	Bairro Novo Emp Imob S.A.	1,968	1,968	-	1,968

0050	Cipesa Empreendimentos Imobil.	252	252	(650)	(398)

A010	The House	80	80	-	80

A020	GAFISA SPE 46 EMPREEND IMOBILI	8,008	8,017	225	8,172

A070	GAFISA SPE 40 EMPR.IMOB LTDA	1,028	2,008	290	1,288

A180	VISTTA IBIRAPUERA	1,073	-	-	-

A290	Blue II Plan. Prom e Venda Lt	(8,048)	10,216	(6,295)	911

A300	SAÍ AMARELA S/A	(1,079)	(1,355)	199	(1,138)

A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,785	2,911	(2,787)	(2)

A340	London Green	9	9	-	-

A350	GAFISA SPE-35 LTDA	8	7,558	(1,387)	(129)

A410	GAFISA SPE 38 EMPR IMOB LTDA	4,816	8,427	-	109

A420	LT INCORPORADORA SPE LTDA.	1,081	1,081	(513)	(527)

A490	RES. DAS PALMEIRAS INC. SPE LT	745	751	501	1,246

A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(3,198)	14,275	-	1,534

A630	Dolce VitaBella Vita SPE SA	165	240	(133)	32

A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	411	577	214

A680	GAFISA SPE 22 LTDA	872	872	(272)	630

A720	CSF Prímula	(79,410)	1,396	-	-

A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	(1,970)	7,482	1,722	(304)

A750	CSF SANTTORINO	147	-	-	-

A800	DV SPE SA	(578)	(578)	7	(571)

A870	GAFISA SPE 48 EMPREEND IMOBILI	(233)	89	1,260	159

A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(65)	47	35	(94)

B040	Jardim II Planej.Prom.Vda.Ltda	6,156	8,710	(9,152)	(2,990)

B210	GAFISA SPE 37 EMPREEND.IMOBIL.	4,951	4,252	(5,555)	(398)

B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	(9)	106	829	810

B430	GAFISA SPE 36 EMPR IMOB LTDA	38,157	38,210	-	(1,205)

B440	GAFISA SPE 47 EMPREEND IMOBILI	333	148	(2)	146

B590	SUNPLACE SPE LTDA	(191)	(181)	606	415

B600	SUNPLAZA PERSONAL OFFICE	10,316	-	-	-

B630	Sunshine SPE Ltda.	1,474	1,474	(562)	1,135

B640	GAFISA SPE 30 LTDA	5,080	3,950	(5,721)	(1,217)

B760	Gafisa SPE-50 Empr. Imob. Ltda	(724)	(886)	736	(221)

B800	TINER CAMPO BELO I EMPR.IMOBIL	(30,944)	10,039	(174)	6,971

B830	GAFISA SPE-33 LTDA	3,105	6,015	(685)	2,321

C010	Jardim I Planej.Prom.Vda. Ltda	5,338	5,667	889	6,662

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C070	VERDES PRAÇAS INC.IMOB SPE LT	(22,656)	(2,542)	-	(38)

C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	3,206	1,362	(168)	64

C150	PENÍNSULA I SPE SA	(1,548)	(1,199)	457	(1,267)

C160	PENÍNSULA 2 SPE SA	4,778	5,703	(3,914)	865

C180	Blue I SPE Ltda.	5,434	1,296	(2,846)	74

C220	Blue II Plan Prom e Venda Lt	(6)	(6)	-	-

C230	Blue II Plan Prom e Venda Lt	120	(3)	-	-

C410	Gafisa SPE-55 Empr. Imob. Ltda	381	449	(349)	(2)

C440	Gafisa SPE 32	(1,667)	(2,475)	(119)	(2,304)

C460	CYRELA GAFISA SPE LTDA	2,984	2,834	-	2,834

C490	Unigafisa Part SCP	34,175	9,408	490	1,040

C540	Villagio Panamby Trust SA	(547)	(778)	205	749

C550	DIODON PARTICIPAÇÕES LTDA.	(5,670)	(5,697)	-	13,669

	Current account	Parent company		Consolidated

	Condominiums and consortia	2009	2008	2009	2008

C680	DIODON PARTICIPAÇÕES LTDA.	131	131	-	-

C800	GAFISA SPE 44 EMPREEND IMOBILI	95	1,194	50	175

C850	Gafisa SA	1,441	1,218	-	1,218

C860	Spazio Natura Emp. Imob. Ltd	-	1	-	-

D060	Dep Jose Lages Emp Imob S	-	696	-	-

D100	GAFISA SPE 65 EMPREEND IMOB LTD	32	1,205	(74)	321

D280	Cara de Cão	(2,967)	(2,967)	-	-

D590	GAFISA SPE-72	-	-	-	1

D620	Gafisa SPE-52 E. Imob. Ltda	1,462	44	(3)	42

D630	GPARK ÁRVORES - FASE 1	1,412	-	(7)	-

D730	Gafisa SPE-32 Ltda	2,220	2,220	-	2,220

D940	Terreno Ribeirão / Curupira	1,352	1,360	-	1,360

E240	Edif Nice	(183)	(95)	-	(95)

E350	Gafisa SPE-71	67	73	(258)	124

E360	Zildete	1,382	185	-	-

E380	Clube Baiano de Tênis	314	126	-	-

E410	Gafisa SPE-73	1	1	-	1

E550	Gafisa SPE 69 Empreendimertos	3,813	2,779	-	(72)

E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	4	-	-

E600	SPE Franere GAF04	-	467	-	-

E770	Gafisa SPE-74 Emp Imob Ltda	1,770	1,526	(2,277)	1

E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	2	(5)	1

E790	GAFISA SPE-67 EMP LTDA	-	-	-	1

E970	Gafisa SPE 68 Empreendimertos	204	1	(21)	1

E980	Gafisa SPE-76 Emp Imob Ltda	22	26	(33)	24

E990	Gafisa SPE-77 Emp Imob Ltda	3,335	3,289	(47)	3,289

F100	Gafisa SPE-78 Emp Imob Ltda	152	50	(144)	1

F110	Gafisa SPE-79 Emp Imob Ltda	4	2	(3)	1

F120	Gafisa SPE 70 Empreendimertos	5	5	(746)	(746)

F130	GAFISA SPE 61 EMPREENDIMENTO I	(150)	1	(18)	(12)

F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	-	(878)

F260	Gafisa SPE-75 Emp Imob Ltda	356	58	(355)	-

F270	Gafisa SPE-80 Emp Imob Ltda	2	-	(2)	-

F520	Gafisa SPE-85 Emp Imob Ltda	(246)	(305)	(265)	(96)

F580	Gafisa SPE-86 Emp Imob Ltda	17	109	(14)	0

F590	Gafisa SPE-81 Emp Imob Ltda	-	(1)	-	0

F600	Gafisa SPE-82 Emp Imob Ltda	-	(1)	-	0

F610	Gafisa SPE-83 Emp Imob Ltda	492	(1)	(400)	0

F620	Gafisa SPE-87 Emp Imob Ltda	1,456	(1)	(52)	-

F630	Gafisa SPE-88 Emp Imob Ltda	(66)	(1)	66	-

F640	Gafisa SPE-89 Emp Imob Ltda	(3,884)	(1)	-	-

F650	Gafisa SPE-90 Emp Imob Ltda	328	(1)	(280)	-

F660	Gafisa SPE-84 Emp Imob Ltda	(5,216)	380		381

F910	Gafisa SPE-91 Emp Imob Ltda	247	-	(188)	-

F920	Angelo Agostini	151	-	1	-

F970	Gafisa SPE-92 Emp Imob Ltda	110	-	(109)	-

F980	Gafisa SPE-93 Emp Imob Ltda	8	-	-	-

55/65

F990	Gafisa SPE-94 Emp Imob Ltda	8	-	-	-

G010	Gafisa SPE-95 Emp Imob Ltda	8	-	-	-

G020	Gafisa SPE-96 Emp Imob Ltda	8	-	-	-

G030	Gafisa SPE-97 Emp Imob Ltda	9	-	-	-

G040	Gafisa SPE-98 Emp Imob Ltda	8	-	-	-

G050	Gafisa SPE-99 Emp Imob Ltda	8	-	-	-

G060	Gafisa SPE-103 Emp Imob Ltda	8	-	-	-

G150	SITIO JATIUCA SPE LTDA	3,360	-	-	-

G160	DEPUT JOSE LAJES EMP IMOB	36	-	-	-

G170	ALTA VISTTA	372	-	-	-

G220	OAS CITY PARK BROTAS EMP.	268	-	-	-

G250	RESERVA SPAZIO NATURA	3	-	(210)	-

G260	CITY PARK ACUPE EMP. IMOB.	429	-	-	-

	Current account	Parent company		Consolidated

	Condominiums and consortia	2009	2008	2009	2008

G500	CITY PARK EXCLUSIVE	534	-	-	-

L130	Gafisa SPE-77 Emp	(338)	4,210	(27)	1,463

N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	-	(208)

N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	-	-

N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	-	-

N120	MARIA INES SPE EMPREEND IMOB.	1	1	-	(2)

N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	-	(50)

N250	FIT Jd Botanico SPE Emp.	1	1	-	-

X100	CIPESA EMPREENDIMENTOS IMOBILI	12	3	(12)	-

		328	168,828	(37,689)	61,817

	Third party’s works

A053	Camargo Corrêa Des.Imob SA	917	916	917	916

A103	Genesis Desenvol Imob S/A	(216)	(216)	(216)	(216)

A213	Empr. Icorp. Boulevard SPE LT	56	56	56	56

A243	Cond. Const. Barra First Class	31	31	31	31

A833	Klabin Segall S.A.	532	532	532	532

A843	Edge Incorp.e Part.LTDA	146	146	146	146

A853	Multiplan Plan. Particip. e Ad	100	100	100	100

A933	Administ Shopping Nova America	90	90	90	90

A973	Ypuã Empreendimentos Imob	200	4	200	4

B053	Cond.Constr. Jd Des Tuiliere	(124)	(124)	(124)	(124)

B103	Rossi AEM Incorporação Ltda	3	3	3	3

B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307

B323	Camargo Corrêa Des.Imob SA	(46)	39	(46)	39

B353	Cond Park Village	(88)	(107)	(88)	(107)

B363	Boulevard0 Jardins Empr Incorp	(89)	(89)	(89)	(89)

B383	Rezende Imóveis e Construções	809	809	809	809

B393	São José Constr e Com Ltda	543	543	543	543

B403	Condomínio Civil Eldorado	276	276	276	276

B423	Tati Construtora Incorp Ltda	286	286	286	286

B693	Columbia Engenharia Ltda	431	431	431	431

B753	Civilcorp Incorporações Ltda	4	4	4	4

B773	Waldomiro Zarzur Eng. Const.Lt	1,801	1,801	1,801	1,801

B783	Rossi Residencial S/A	431	431	431	431

B863	RDV 11 SPE LTDA.	(749)	(781)	(749)	(781)

B913	Jorges Imóveis e Administrações	1	1	1	1

C273	Camargo Corrêa Des.Imob SA	(661)	(673)	(661)	(673)

C283	Camargo Corrêa Des.Imob SA	(323)	(323)	(323)	(323)

C433	Patrimônio Const Empreend Ltda	155	155	155	155

D963	Alta Vistta Maceio (Controle)	1	2,318	1	2,318

D973	Forest Ville (OAS)	814	807	814	807

D983	Garden Ville (OAS)	278	276	278	276

E093	JTR - Jatiuca Trade Residence	4,796	880	4,796	880

E103	Acquarelle (Controle)	81	1	81	1

E133	Riv Ponta Negra - Ed Nice	1,834	353	1,834	353

E313	Palm Ville (OAS)	343	185	343	185

56/65

E323	Art Ville (OAS)	322	180	322	180

E503	OSCAR FREIRE OPEN VIEW	(464)	-	(464)	-

E513	OPEN VIEW GALENO DE ALMEIDA	(207)	-	(207)	-

F323	Conj Comercial New Age	4,646	-	4,646	-

F833	Carlyle RB2 AS	(4,041)	-	(4,041)	-

F873	Partifib P. I. Fiorata Lt	(430)	-	(430)	-

	Other	(1,196)	36	(1,696)	36

		11,600	9,684	11,100	9,684

	Grand total (a)	90,866	167,522	7,222	60,511

(a) The nature of related party operations is described in Note 7.

19. Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. At December 31, 2009, the Company recorded a provision for profit sharing amounting to R$ 21,495 (R$ 28,237 in consolidated) in the caption of General and Administrative Expenses.

20. Management compensation

The amounts recorded in General and Administrative Expenses referring to the compensation of the Company’s Management members are as follows:

	2009	2008

Fees of Board of Directors members	975	916

Fees of Statutory Board members	2,365	3,231

	3,340	4,147

The total annual amount to be distributed among the Company’s management members for the year ended on December 31, 2009, as fixed and variable compensation is up to R$ 7,775., according to the Annual Shareholders’ meeting held on April 30, 2009.

21. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. In view of their nature, the risk assumptions made are not included in the scope of the audit of the financial statements. Accordingly, they were not audited by our independent public accountants.

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22. Segment information

Starting in 2007, following the acquisition, formation and merger of Alphaville, FIT Residencial, Bairro Novo and Tenda, the Company's Chief Executive Officer assesses segment information on the basis of different business corporate segments and economic data rather than based on the geographic regions of its operations.

The segments in which the Company operates are the following: Gafisa for ventures targeted at high and medium income; Alphaville for platted lots; and Tenda for ventures targeted at affordable entry level income.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

				2009

	Gafisa S.A. (i)	Tenda	AUSA	Total

Net operating revenue	1,757,195	988,444	276,707	3,022,346

Operating costs	(1,297,036)	(671,629)	(175,097)	(2,143,762)

Gross profit	460,159	316,815	101,610	878,584

Gross margin - %	26.2	32.1	36.7	29.1

Net income (loss) for the year	151,104	38,670	23,766	213,540

Receivables from clients (current and non-current)	2,338,464	1,203,001	235,181	3,776,646

Properties for sale (current and non-current)	1,114,339	478,520	155,598	1,748,457

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				2009

	Gafisa S.A. (i)	Tenda	AUSA	Total

Other assets	1,366,999	695,357	100,864	2,163,220

Total assets	4,819,802	2,376,878	491,643	7,688,323

						2008

	Gafisa S.A. (i)	Tenda (ii)	AUSA	Fit Residencial (iii)	Bairro Novo	Total

Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404

Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)

Gross profit	366,945	51,977	82,543	18,385	6,153	526,003

Gross margin - %	30.2	31.7	33.1	23.4	18.2	30.2

Net income (loss) for the year	103,650	15,685	21,081	(22,263)	(8,232)	109,921

Receivables from clients (current and non-current)	1,377,690	565,576	174,096	-	1,183	2,118,545

Properties for sale (current and non-current)	1,340,555	549,989	135,173	-	3,260	2,028,977

Other assets	915,646	428,465	39,585	-	7,640	1,391,336

Total assets	3,633,891	1,544,030	348,854	-	12,083	5,538,858

(i) Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.
(ii) Includes the result for 2 months and 10 days of Tenda.
(iii) Includes the result for 10 months and 21 days of Fit Residencial.

23. Subsequent events

(a) Proposal on the split of common shares and increase to the authorized capital limit

On January 8, 2010, the Company submitted the following proposals to the Extraordinary Shareholders’ Meeting called upon to be held on February 10, 2010:

(i) Increase the authorized capital limit to 300,000,000 commons shares, in order to restore the interval between current and authorized capital.

(ii) Split of common shares issued by the Company in the ratio of 1:2 (i.e., 2 new shares to one share existing at date of resolution). If the split is approved, capital would comprise 334,154,274 shares.

(iii) If the split is approved, the Company proposes a new adjustment to authorized capital, in the same ratio of 1:2, which would then comprise 600,000,000 common shares.

All of the above proposals were adopted by a vote of our shareholders.

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(b) New pronouncements, interpretations and guidance issued and not adopted

In the process of convergence of accounting practices adopted in Brazil into the International Financial Reporting Standards (IFRS), several pronouncements, interpretations and guidance were issued over 2009, with mandatory application for the years ending December 2010 onwards and the financial statements for 2009 to be disclosed together with those for 2010 for comparison purposes.

The Company is in the process of evaluating the potential effects related to the following pronouncements, interpretations and guidance, which may have a material impact on financial statements for the year ended December 31, 2009, to be disclosed in comparison with the financial statements ending December 31, 2010, as well as for the following years:

CPC 15 – Business combinations: sets out the accounting treatment for business combinations regarding the recognition and measurement of acquired assets and assumed liabilities, goodwill based on future economic benefits, and minimum information to be disclosed by the Company in these transactions.

CPC 17 – Construction contracts: sets out the accounting treatment for revenue and costs associated with construction contracts.

CPC 18 – Investments in Associates: sets out how to record investments in associates in the individual and consolidated financial statements of the investor and subsidiaries in the financial statements of the parent company.

CPC 19 – Interests in joint venture: sets out how to record interest in joint ventures and how to disclose assets, liabilities, income and expenses of these ventures in the financial statements of investors.

CPC 20 – Borrowing costs: sets out the accounting treatment for borrowing costs and possibility of inclusion in assets when attributable to the acquisition, construction or production of a qualifying asset.

CPC 22 – Segment reporting: establish principles for reporting information on operating segments in the annual financial information that allow the readers of financial statements to evaluate the nature and financial effects of the business activities with which it is involved and the economic environments where it operates.

CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors: sets out the criteria for selection of and change to accounting policies, together with the accounting treatment and disclosure on the change to accounting policies, the change to accounting estimates and correction of errors.

CPC 24 – Subsequent event: sets out when the entity shall adjust its financial statements in relation to subsequent events and the information that it shall disclose on the date on which the authorization is given for issuing the financial statements on events subsequent to the period to which the statements refer.

CPC 25 - Provisions, Contingent Liabilities and Contingent Assets: sets out the criteria for recognition and proper bases for measuring the provisions and contingent liabilities and assets and that sufficient information is disclosed in the notes to financial statements to allow readers to understand their nature, timeliness and value.

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CPC 26 - Presentation of Financial Statements: sets out the basis for presentation of financial statements, to ensure comparability both with the entity’s financial statements of previous periods and with the financial statements of other entities, and introduces the statement of comprehensive income as mandatory financial statement.

CPC 27 – Property, plant and equipment: sets out the accounting treatment for property, plant, and equipment as to recognition, measurement, depreciation and impairment losses.

CPC 28 – Investment property: sets out the accounting treatment for investment property and respective reporting requirements.

CPC 30 – Revenue: sets out the accounting treatment for revenue from certain types of transactions and events.

CPC 31 – Non-current assets held for sale and discontinued operations: sets out the accounting for non-current assets held for sale (on sale) and the presentation and reporting of discontinued operations.

CPC 32 – Income taxes: prescribes the accounting treatment for all types of income taxes.

CPC 33 – Employee benefits: sets out the accounting for and reporting of benefits given to employees.

ICPC-02 – Construction contract of the real estate sector

On December 22, 2009, CVM published its Resolution No. 612, which approved the CPC Technical Interpretation (ICPC) 02 that deals with construction contracts of the real estate sector. This interpretation sets out criteria for accounting for revenue and the corresponding costs of entities that develop and/or build real estate directly or through contractors, to be implemented for 2010.

This pronouncement will produce a material impact on entities which activities are the development of residential and commercial real estate, as follows:

Description	CFC Resolution No. 963/03 (applicable until the year ended December 31, 2009)	ICPC-02 (applicable from the year ending December 31, 2010)

Revenue from real state sold	Recorded in income according to percentage of completion method.	Recorded in income upon the transfer of deed, risks, and benefits to the real estate purchaser (usually after the completion of the work and upon delivery of keys).

Cost of real estate sold	Recorded in income when incurred, in proportion to the units sold.	Recorded in income in proportion to units sold taking into consideration the same criterion for recognizing revenue from real estate sold.

The headings that will feel impact are the following: accounts receivable and real estate development, selling expenses (commission), deferred and current taxes on revenue and income, inventories and real estate development costs and warranty provision.

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Taking into consideration the extent of the complexity of changes required by the technical interpretation, the Company is evaluating the effects on its financial statements while it follows up the discussions and debates in the market, particularly in accounting associations and authorities, which will possibly express their opinion on application issues of this technical instruction.

With CVM Resolution No. 603, the Company is studying the best opportunity to adopt this technical interpretation in 2010, and in this moment, until there is a deeper clarification about the actual adoption of such technical instruction, the in the Company’s understanding it is not possible to evaluate or quantify with reasonable assurance the possible effects on the financial statements.

***

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer